Name of issuer
Fisher Wallace Laboratories, Inc.

Legal status of issuer

Form
      Corporation

Jurisdiction of Incorporation/Organization
      Delaware

Date of organization
      08-23-2019

Is there a co-issuer? _____ yes __x____no.

Physical address of issuer
630 Flushing Avenue, Suite 104, Brooklyn, NY 11206

Website of issuer
https://www.fisherwallace.com/

Name of intermediary through which the offering will be conducted
DealMaker Securities, LLC

CIK number of intermediary
0001872856

SEC file number of intermediary
008-70756

CRD number, if applicable, of intermediary
315324

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering

As compensation for the services provided by DealMaker Securities LLC, the Company is required to pay to DealMaker Securities LLC a cash fee consisting of an eight and one half percent (8.5%) commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The cash fee is inclusive of transaction and payment processing fees. There is also a $5,000 advance setup fee and $2,000 monthly fee for the use of the platform.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
None

Type of security offered
Common Stock, Class B

Target number of Securities to be offered
8,921

Price (or method for determining price)

The price per share is $11.21 ($11.60 with the 3.5% Investor Processing Fee)

Target offering amount
$103,504.56

Oversubscriptions accepted:
☑ Yes
☐   No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the discretion of the Company

Maximum offering amount (if different from target offering amount)
$2,587,498.09

Deadline to reach the target offering amount
February 20, 2026

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees
5

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$154,382	$361,017
Cash & Cash Equivalents	$41,626	$311,160
Accounts Receivable	$0	$0
Short-term Debt	$596,720	$569,243
Long-term Debt	$940,656	$866,830
Revenues/Sales	$47,412	$2,019,527
Cost of Goods Sold	$3,012	$350,736
Taxes Paid	$0	$0
Net Income	-$1,579,900	-$1,644,382

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New

Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, Northern Mariana Islands, Alberta, Canada, British Columbia, Canada, Manitoba, Canada, New Brunswick, Canada, Newfoundland, Canada, Nova Scotia, Canada, Ontario, Canada, Prince Edward Island, Canada, Quebec, Canada, Saskatchewan, Canada, Yukon, Canada, and Canada (Federal Level).

OFFERING MEMORANDUM: PART II OF OFFERING DOCUMENT
(Exhibit A to Form C)



FISHER WALLACE LABORATORIES, INC.
630 Flushing Avenue – Box 104
Brooklyn, NY 11206
www.fisherwallace.com

Up to $2,499,998.15 in Class B Non-Voting Common Stock
at $11.21 per share, plus a 3.5% Investor Processing Fee
Minimum Target Amount: $100,004.41 ($103,504.56 with the Investor Processing Fee)

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "**RISK FACTORS**".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE

FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING, OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ISSUER, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than DealMaker Securities, LLC (the "**Intermediary**") has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Issuer will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The Issuer is referred to herein as the "**Issuer**," "**Company**," or "**we**".

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Issuer does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THIS OFFERING

Overview

Securities Offered:	Class B Non-Voting Common Stock (the "**Class B Shares**" or "**Securities**")
Target Offering Amount:	$100,004.41 (8,921 shares of Class B Shares), not including the 3.5% Investor Processing Fee ($103,504.56 with the Investor Processing Fee).
Offering Maximum:	$2,499,998.15 (223,015 shares of Class B Shares), not including the 3.5% Investor Processing Fee ($2,587,498.09 with the Investor Processing Fee).
Purchase Price:	$11.21 per share (plus the 3.5% Investor Processing Fee) ($11.60 with the Investor Processing Fee)
Minimum Investment:	$100.89 (9 shares of Class B Shares), plus the 3.5% Investor Processing Fee ($104.42 with the Investor Processing Fee).
Maximum Investment:	$125,271.75 (11,175 shares of Class B Shares), not including the 3.5% Investor Processing Fee ($129,656.26 with the Investor Processing Fee).

The Issuer reserves the right to amend the Minimum Investment and Maximum Investment, in its sole discretion. In particular, the Issuer may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Investment and Maximum Investment to Investors participating in such programs without notice. The Issuer must raise an amount equal to or greater than the Target Offering Amount by February 20, 2026 (the "**Offering Deadline**"). Unless the Issuer receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Class B Shares will be sold in this Offering, all investment commitments will be canceled and all committed funds will be returned. Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Class B Shares at any time and for any reason.

The price of the Class B Shares was determined arbitrarily, does not necessarily bear any relationship to the Issuer's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the purchase process hosted by the Intermediary (as defined above), including complying with the Intermediary's know your customer ("**KYC**") and anti-money laundering ("**AML**") policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Issuer are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the Investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the Investor will receive their Securities.

The Issuer will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Issuer reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Issuer continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Investors will be required to pay an Investor Processing Fee of 3.5% at the time of the subscription to help offset transaction costs. The Broker will receive a cash commission on this fee.

The Deal Page

A description of our company and product(s) can be found on the campaign page at https://invest.fisherwallace.com (the "**Deal Page**"). The Deal Page can be used by prospective Investors to ask the Issuer questions and for the Issuer to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Investment Incentives & Bonuses[1]

Investors that have not previously qualified to receive an OAK® coupon in a previous offering, and invest at least $1,502.14 ($1,554.72 with the 3.5% Investor Processing Fee) in this Offering, shall receive a coupon for OAK® (the Company's Version 2 device which is still in development).[2][3] Investors shall also be entitled to receive additional Class B Shares, as bonus shares, based on the amount and timing of their investment. Investors who do not invest more than $100.89 ($104.42 with the Investor Processing Fee) in this Offering will not be eligible for perks after Days 1-7, as described in further detail below.

DealMaker Securities LLC has not been engaged to assist in the distribution of the Bonus Shares, and will not receive any compensation related to the Bonus Shares.

Time of the Investment following Campaign Launch[4]	Investment Amount (without Investor Processing Fee)	Perk
Days 1-7	$100.89 – 1,984.17	135% Bonus Shares
Days 1-7	$1,995.38 – 4,999.66	175% Bonus Shares + OAK® Coupon[3]
Days 1-7	$5,010.87 – 9,999.32	195% Bonus Shares + OAK® Coupon[3]
Days 1-7	$10,010.53 and above	215% Bonus Shares + OAK® Coupon[3]
Days 8-21	$100.89	No perks
Days 8-21	$112.10 – 1,984.17	125% Bonus Shares
Days 8-21	$1,995.38 – 4,999.66	165% Bonus Shares + OAK® Coupon[3]
Days 8-21	$5,010.87 – 9,999.32	185% Bonus Shares + OAK® Coupon[3]
Days 8-21	$10,010.53 and above	200% Bonus Shares + OAK® Coupon[3]

1. Perks will be calculated for each investor based on the total investment amount. If an investor invests multiple times in this Offering, the combined amount of signed and completed investments will determine what perks the investor receives. Perks will be calculated and assigned to investors after this Offering is completed. *See* Footnote 3 below for more information regarding the qualification to receive an OAK® coupon.

2. We are completing the proof of design (prototyping) phase for OAK® (Version 2 Device) and are seeking FDA clearance required for commercial distribution, and expect to commence manufacturing and distribute investigational devices for usability testing, confirmatory testing, and pilot studies in 2025 and 2026, prior to commercially distributing the device under regulatory approval; there may be design and production delays which delay manufacturing or distribution. In addition, we may not successfully complete the design and manufacturing or obtain necessary FDA clearance or approvals for the product, in which case the device may never be delivered. We, therefore, assign no value to this coupon.

3. Only investors that have not previously qualified to receive an OAK® coupon in a prior offering shall qualify to receive an OAK® coupon for a total investment amount of at least $1,995.38 ($2,065.22 with the 3.5% Investor Processing Fee) in this Offering. Only one OAK® coupon will be granted per investor, regardless of how many investments an investor makes in this Offering.

4. Days 1-7 include the day this Offering is launched (the "**Launch Date**") through 11:59:59 pm Eastern Standard Time ("**EST**") (03:59:59 am Coordinated Universal Time ("**UTC**") on the 7th day following the Launch Date (February 6, 2026). Days 8-21 commence at 12:00 am EST (04:00 am UTC on the 10th day following the Launch Date (February 7, 2026), and ends at 11:59:59 pm

EST (03:59:59 am UTC) on the 21st day following the Launch Date (February 20, 2026) (the "**Offering Deadline**").

<u>**Restrictions on Transfer**</u>

For one (1) year, the Class B Shares may not be transferred, unless such Class B Shares are transferred (1) to the Company; (2) to an accredited investor; (3) as part of an offering registered with the SEC; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

<u>**Use of Proceeds**</u>

The net proceeds of this offering will be used primarily as follows:2,587,498.09

	If Minimum Target Amount Sold*	If Maximum Offering Amount Sold*
Total Proceeds:	$103,505	$2,587,498
Less: Offering Expenses		
(a)　Intermediary Fees	$8,798	$219,938
(b)　Activation Fees	$5,000	$5,000
(c)　Investor Processing Fees	$3,623	$90,563
Net Proceeds	$86,084	$2,271,997
Use of Net Proceeds:		
(a)　Clinical Research	$0	$125,745
(b)　Regulatory Consulting & Legal Fees	$0	$375,000
(c)　Manufacturing	$0	$755,900
(d)　Product Development	$0	$125,982
(e)　Operations**	$86,084	$889,370
Total Use of Net Proceeds	$86,084	$2,271,997

*The table data is rounded to the nearest whole $1.

Operations refers to the Company's full-time and part-time staff, software services, critical regulatory, accounting, and legal services related to day-to-day operations, office space, insurance, and other expenses essential to the day-to-day functioning of the business.

The foregoing information is an estimate based on our current business plan. We may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

We may incur Irregular Uses of Proceeds, which may include, but are not limited to, the following: vendor fees and salaries and/or expenses paid to the Company's directors or officers, any "Administration Expenses" that are not strictly for administrative purposes, any "Travel and Entertainment" expenses, and any repayment of intercompany debt or back payments.

THE COMPANY AND ITS BUSINESS

This discussion should be read in conjunction with the other sections of this Report, including "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Financial Statements attached and the related exhibits. The various sections of this discussion contain a number of forward-looking statements, all of which are based on our current expectations and could be affected by the uncertainties and risk factors described throughout this Report.

Business Summary



Image of OAK® above is computer generated from the device's CAD files

Fisher Wallace Laboratories, Inc. ("**FWL**" or "**Fisher Wallace**") develops and manufactures wearable transcranial alternating current stimulation ("**tACS**") technology, also known as Cranial Electrotherapy Stimulation ("CES"), for the treatment of neuropsychiatric and cognitive disorders. In April 2023, following sweeping changes to how the CES category is regulated in the US and Europe, the company ceased marketing its Version 1.0 technology and now focuses on developing and commercializing its Version 2.0 technology, for which the company has trademarked the brand name OAK®. Under temporary FDA clearance previously obtained for the Version 1.0 device, called the Fisher Wallace Stimulator, the company generated over $40 million in revenue through the sale of devices prescribed by over 14,000 providers in the US. *See Risk Factors – "As a result of government regulation, we have ceased commercially distributing our Version 1.0 device in the United States and will only commercially distribute our Version 2.0 device if and when it is granted approval or clearance by the FDA. The inability to commercially distribute our Version 1.0 device has and will limit our ability to generate revenue until and unless we commercialize our Version 2.0 device in the United States or other markets."*

When used by patients once or twice per day, our wearable neuromodulation technology has demonstrated rapid effectiveness and safety in treating depression, anxiety and/or insomnia.

We believe the mood and sleep markets are inadequately served by drug therapy, behavioral therapy, and more cumbersome forms of neuromodulation. We compete with these standards of care by offering a device that is easy to self-administer by the patient at home, which is safe and rapidly effective, and affordable with or without insurance reimbursement. Our technology is intended to be primarily prescribed via telemedicine and shipped directly to patients, avoiding the need for the patient to commute to a treatment site. The patient populations in need of such treatment are large and growing, and we believe that the demand for such treatment will remain high for the foreseeable future. Of note, there is tremendous clinical need within the US Department of Veterans Affairs which we are focused on serving.

We have invested millions of dollars in clinical research and product development over the past several years, with the goal of obtaining new regulatory approval in the US and Europe for our Version 2.0 technology that was designed in collaboration with the teams behind Beats, Nest, and the HoloLens for unrivaled ease of use and healthcare consumer desirability. We believe that the combination of high quality scientific evidence of safety and effectiveness, world-class design and delightful user experience will differentiate our product from the competition and unlock the potential for this new category of wearable to achieve smartphone-level scale.

We ceased generating revenue through the sale of our Version 1.0 technology in April 2023, and in order to generate significant revenue again, we must succeed in obtaining new regulatory approval for, and successfully commercialize, our Version 2.0 technology. *"We are seeking FDA approval and clearance for our Version 2.0 Device, and may not receive such approval or clearance; failure to obtain approval or clearance for our Version 2.0 device will limit our ability to generate revenue in the United States."*

Intellectual Property

We have filed utility and design patent applications to protect our Version 2.0 technology, as well as trademark applications to protect the brand. To date, we have been granted a design patent and trademarks and are engaged in the process required to obtain utility related patents. The patents we seek may never be issued or certain claims may be rejected or may need to be narrowed, which may limit the protection we are attempting to obtain. We do not consider patent and trademark protection as the only barriers to competition, as significant regulatory approval requirements are also barriers to competition. We may seek additional intellectual property protection in the course of our development of new products and subsequent versions of our products. We currently own trademarks for our brands, including OAK.   .

Clinical Trial Results

We sponsored and completed a 4-week clinical trial to validate our Version 2.0 technology for the treatment of Major Depressive Disorder (MDD) in adults. The data may be used to support a Class IIb CE Mark application in Europe (the European equivalent of FDA clearance) and to inform the design of a longer duration pivotal trial that we intend to conduct with Dr. Maurizio Fava (as Principal Investigator) to support Class III FDA approval. Following is the abstract of the scientific journal article that made public the results of the depression trial:

ABSTRACT

Objective: Major depressive disorder (MDD) is common, but current treatment options have significant limitations in terms of access and efficacy. This study examined the effectiveness of transcranial alternating current stimulation (tACS) for the acute treatment of MDD.

Methods: We performed a triple-blind, fully remote, randomized controlled trial comparing tACS with sham treatment. Adults aged 21–65 years meeting DSM 5 criteria for MDD and having a score on the Beck Depression Inventory, Second Edition (BDI-II), between 20 and 63 were eligible to participate. Participants utilized tACS or sham treatment for two 20-minute treatment sessions daily for 4 weeks. The primary outcome was change in BDI-II score from baseline to the week 2 time point in an intent-to-treat analysis, followed by analyses of treatment-adherent participants. Secondary analyses examined change at the week 1 and 4 time points, responder rates, subgroup analyses, other self-report mood measures, and safety. The study was conducted from April to October 2022.

Results: A total of 255 participants were randomized to active or sham treatment. Improvement in intent-to-treat analysis was not statistically significant at week 2 (P= .056), but there were significant effects in participants with high adherence (P= .005). Significantly greater improvement at week 1 (P= .020) and greater response at week 4 (P= .028) occurred following tACS. Improvements were significantly larger for female participants. There were no significant effects on secondary mood measures. Side effects were minimal and mild.

Conclusions: Rapid, clinically significant improvement in depression in adults with MDD was associated with tACS, particularly for women. Compared to other depression therapies, tACS has 3 key advantages: rapid, clinically significant treatment effect, the ability of patients to use the treatment on their own at home, and the rarity and low impact of adverse events.

Trial Registration: ClinicalTrials.gov identifier: NCT05384041

Citation: J Clin Psychiatry 2024;85(2):23m15078

We also sponsored and completed an 8-week clinical trial to validate our Version 2.0 technology for the treatment of anxiety. The initial third party biostatistical analysis we obtained indicates that the study achieved its clinical and statistical goals, and the results are being prepared for regulatory submissions to support Class II FDA 510(k) and Class IIb CE Mark applications to legally market our Version 2.0 technology in the US and Europe.

Additionally, we conducted an exploratory insomnia study during the COVID-19 pandemic which demonstrated that our technology was effective in increasing total sleep time, among the participants with complete sleep data. We intend to conduct a pivotal trial to obtain regulatory approval to treat insomnia in the future.

Employees

Operations currently focus on research and development, as well as regulatory affairs, with a full-time CEO who leads a team of part-time customer service and finance employees, consultants, advisors, and freelancers, allowing the company to maintain minimal fixed overhead during its development phase, and prior to launching Version 2.0 of its product. In addition to multiple consultants, advisors and freelancers, we currently have three full time employees.

Property

Our corporate headquarters is located at 630 Flushing Avenue, Brooklyn – Suite 104, New York, where we currently lease 1,694 square feet of office and research device storage space under an amended 1-year lease for $6,495 per month, which ends on January 1, 2027.

Competitors and Industry

Our products primarily compete with drug therapy and behavioral therapy, however, our products may be used in conjunction with these standards of care. Additional competitive technologies include transcranial magnetic stimulation, vagal nerve stimulation, and other forms of cranial electrotherapy stimulation. Many of our competitors have more access to capital and marketing/sales channels and human resources than we do. They may succeed in developing and marketing competing products earlier than us, or products that are superior to ours. There can be no assurance that our competitors will not render our technology or product obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Legal Proceedings

We are currently engaged in disputes with several prior vendors that we believe have not fulfilled their commitments or acted fraudulently, and, if not resolved, one or more of these disputes may lead to litigation or arbitration proceedings.

Since 2022, we have disputed digital advertising invoices from a vendor that we believe grossly misrepresented the performance of its advertising, that total $1,223,030, plus interest and fees. While we continue to negotiate a reasonable settlement, the vendor may ultimately initiate a legal proceeding to pursue the full amount. If that occurs, we intend to vigorously defend ourselves and may bring a counterclaim(s) against the vendor.

We are disputing a $317,932 invoice from a terminated manufacturing vendor in China that shipped us defective products. The Company withheld payment after discovering unauthorized design changes and product defects that led to customer complaints and an FDA order barring the Company from accepting further products from the vendor. A settlement agreement in principle was reached between the parties for a fraction of the demanded amount, but the Company withdrew after identifying inconsistencies in the proposed agreement with the understanding of the parties. There has been no further communication between the parties since February 2025. The Company intends to vigorously defend against any future claims and pursue counterclaims related to product defects and associated damage.

We are disputing a $124,954.50 invoice from a testing laboratory. We believe we were significantly overbilled. The counterparty has not communicated with us since 2023, when we were attempting to negotiate a reasonable settlement. If a legal proceeding is commenced, we intend to vigorously defend ourselves.

The Company recently received a demand letter for $332,462.50 plus accrued interest of $23,549.43 related to studies that were ultimately not conducted. The terms of the agreement required the return of any funds given for studies that were not ultimately conducted. We intend to contest the invoice in its entirety, though if necessary, a reasonable settlement shall be negotiated. If a proceeding is commenced, we intend to vigorously defend ourselves.

RISK FACTORS

An investment into this Offering and the Company involves risk. In evaluating us, careful consideration should be given to the following risk factors, in addition to the other information included in this Report. Each of these risk factors could materially adversely affect our business, operating results or financial condition, as well as adversely affect the value of an investment in the Company. The following is a summary of the risk factors that we currently believe make an investment in the Company speculative or substantially risky. We are still subject to all the same risks faced by all companies in our industry, and to which all such companies in the economy are exposed. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-security). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

As a result of government regulation, we have ceased commercially distributing our Version 1.0 device in the United States and will only commercially distribute our Version 2.0 device if and when it is granted approval or clearance by the FDA. The inability to commercially distribute our Version 1.0 device has and will limit our ability to generate revenue until and unless we commercialize our Version 2.0 device in the United States or other markets.

The Fisher Wallace Stimulator Version 1.0 was a variable output Cranial Electrotherapy Stimulation ("**CES**") device that was legally marketed in the United States using 510(k) clearances issued by the United States Food & Drug Administration (the "**FDA**") for the treatment of depression, anxiety and insomnia. In 2019, the FDA required Class III premarket approval for CES devices intended to treat depression and Class II special controls for CES devices intended to treat anxiety and/or insomnia, but permitted established manufacturers to continue marketing products under the 510(k) for an extended period of time. As a result, in April 2023, we ceased marketing our Version 1.0 device. Our inability to continue marketing our Version 1.0 device resulted in a significant reduction of revenue, and shall continue to do so until and unless we obtain approval or clearance for our Version 2.0 device, or obtain approval and clearance for our Version 2.0 in other markets, including in Europe and the UK through the CE Mark and UKCA Mark pathways, and successfully commercialize the product.

We are seeking FDA approval and clearance for our Version 2.0 device, and may not receive such approval or clearance; failure to obtain approval or clearance for our Version 2.0 device will limit our ability to generate revenue in the United States.

We have conducted multiple clinical trials with our Version 2.0 device and are actively pursuing regulatory approval. Failure to obtain regulatory approval for our Version 2.0 technology will prohibit our ability to generate significant revenue. We intend to apply regulatory approval for our Version 2.0 technology in multiple markets, including in Europe and the US.

Our failure to comply with government regulations could adversely affect our business.

Our ability to market and sell our products is dependent on our compliance with governmental regulations such as FDA regulations, Federal Trade Commission regulations and health and safety codes, both domestically and abroad. While we believe we operate in substantial compliance with these laws, they are complex and subject to change. Our failure to comply with any of these laws could result in required changes in the design of the products, the manner in which we market our products, fines, penalties, judgments or other sanctions, including the temporary suspension of operations or a delay in the marketing and sales of our products, any of which could adversely affect our business, operations and our reputation.

A new version of our Fisher Wallace Stimulator is in development and will require additional capital to be commercialized.

If we do not have sufficient capital, or for other reasons, are unable to complete the development of or commercialize our Version 2.0 technology, it could have a material and adverse effect on our future operations. Even if we complete its commercial development, it may fail to gain market acceptance for any number of reasons, which could materially and adversely impact the value of your investment.

Our new product could fail to achieve the sales projections we expect.

Our growth projections are based on an assumption that our new products will gain traction in the marketplace at a faster rate than our previous products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

Developing new products and technologies entails significant risks and uncertainties.

We are currently in the research and development stage and have only manufactured our Version 2.0 device for research purposes. Delays or cost overruns in the development of the commercial version of our Version 2.0 device and/or failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

We received reports of a number of our Version 1.0 devices overheating when batteries were installed into the device incorrectly (i.e., backwards). We have no evidence of a risk of fire. We informed customers of the issue and determined that a removal action was not necessary. If our products fail to perform as expected, we may have to recall them and our ability to develop, market and sell our products could be harmed.

We discovered that the Version 1.0 variable output devices produced by our previous contract manufacturer did not have reverse current protection despite such protection being present in the spec, and that this lack could cause the two AA batteries to become warm or hot if accidentally installed incorrectly (backwards). A third party engineering firm concluded that there is no risk of fire. We alerted all customers who received these devices of the potential overheating risk, and cautioned them to not put the batteries in backwards. We also terminated the contract manufacturer. It is possible that products produced in the future may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. There can be no assurances that we will not be required to recall any products in the future. There can be no assurance that we will be able to detect and fix all defects in future products prior to their sale. Any product defects or any other failure of our products to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

We depend on certain key personnel and must attract and retain additional talent.

Our future success depends on the efforts of key personnel and consultants. As we grow, we may need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and our performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely that our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We face significant market competition.

Our products primarily compete with drug therapy and behavioral therapy, however, our products may be used in conjunction with these standards of care. Additional competitive technologies include transcranial magnetic stimulation, vagal nerve stimulation, and other forms of cranial electrotherapy stimulation. Many of our competitors have more access to capital and marketing/sales channels and human resources than we do. They may succeed in developing and marketing competing products earlier than us, or products that are superior to ours. There can be no assurance that our competitors will not render our technology or product obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We have debt obligations and credit lines.

We have various credit lines and may have to seek additional loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement or note could have a material adverse effect on our business, results of operations or financial condition.

Certain legal claims have been threatened against us which could result in lawsuits.

We have various disputes with former vendors that could result in litigation, arbitration, or collection lawsuits, which we are attempting to resolve. *See "The Company and Its Business – Legal Proceedings*." We attempted to negotiate a settlement with one such vendor, a testing lab, which invoiced us $124,954.50 for services. We believe we were overbilled because we canceled a portion of the services before they commenced. The counterparty has not contacted the Company since September 2023. If a lawsuit is filed, we intend to vigorously defend ourselves. We also engaged in settlement discussions over a dispute regarding a $317,932 invoice from a terminated manufacturing vendor in China that shipped us defective products that were altered without the Company's approval. We reached an initial settlement agreement, but discovered inconsistencies between the agreement and understanding of the parties. The counterparty has not contacted the Company since February 2025. If legal action were taken, we intend to defend ourselves vigorously and bring counterclaims against the vendor. In addition, we are attempting to settle a dispute with respect to $1,223,030 in digital advertising invoices from a vendor that we believe grossly misrepresented the performance of its advertising, and are in settlement discussions. If we are unable to settle this matter, the vendor could engage us in litigation or arbitration. We are also disputing a demand for $332,462.50 plus accrued interest of $23,549.43 for clinical studies that were ultimately not conducted. If we are unable to settle this matter, a lawsuit could be filed against us, and we intend to vigorously defend ourselves.

In addition, from time to time, we may receive other claims and become subject to lawsuits involving, breach of contract, employment, copyright infringement and other matters related to the conduct and operation of our business. Such litigation, and any future litigation, whether as plaintiff or defendant, may be costly and time consuming and could divert management and key personnel from our regular business operations. An unfavorable resolution of any such matter could have a material adverse effect on our business.

Our auditor has issued a "going concern" opinion on our financial statements, which means that the auditor is not sure if we will be able to succeed as a business without additional financing.

Our auditor has issued a "going concern" opinion on our financial statements because of our recurring losses from operations and net capital deficiency has raised substantial doubt about our ability to continue as a going concern.

Our intellectual property could be unenforceable or ineffective.

We have filed patent applications covering the therapeutic output and industrial design of our Version 2.0 device; however, a patent may never be issued or certain claims may be rejected or may need to be narrowed, which may limit the protection we are attempting to obtain. We also own several trademarks and domain names. Companies, organizations, or individuals, including competitors, may hold or obtain patents, trademarks, or other proprietary rights that would prevent, limit, or interfere with our ability to market or sell our products, which would make it more difficult for us to operate our business. These third parties may have applied for, been granted, or obtained patents that relate to intellectual property, which competes with our intellectual property or technology. This may require us to develop or obtain alternative technology, or obtain appropriate licenses under these patents, which may not be available on acceptable terms or at all. Such a circumstance may result in us having to significantly increase development efforts and resources to redesign our technology. There is a risk that our means of protecting our intellectual property rights may not be adequate, and weaknesses or failures in this area could adversely affect our business or reputation, financial condition, and/or operating results.

From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights. If we are determined to have infringed upon a third party's intellectual property rights, we may be required to cease selling one or more of our products, pay substantial damages, seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all, and/or establish and maintain alternative branding for our business. We may also need to file lawsuits to protect our intellectual property rights from infringement from third parties, which could be expensive, time consuming, and distract management's attention from our core operations.

We depend on technology and advanced information systems, which may fail or be subject to disruption.

There are no assurances that our software and website will be uninterrupted or fully secure, or that users will be willing to access, adopt, and use our website and software. Further, our software systems may be the target of malicious attacks seeking to identify and exploit weaknesses in our software. Cyber-attacks may target vendors, customers or other third parties, or the communication infrastructure on which they depend. Despite good faith efforts by us to mitigate the risks associated with cyber-attacks through various security protocols, an attack or a breach of security could result in a loss and theft of private data, violation of applicable privacy and other laws, significant legal and financial exposure, damage to reputation, and a loss of confidence in security measures, any of which could have a materially adverse effect on our business.

The integrity, reliability, and operational performance of our information technology ("**IT**") infrastructure are critical to our operations. Our IT infrastructure may be damaged or interrupted by increases in usage, human error, unauthorized access, natural hazards or disasters, or similarly disruptive events. Furthermore, our systems may be unable to support a significant increase in traffic or increase in user numbers, whether as a result of organic or inorganic growth of the business. While we have taken several measures to safeguard against a failure of our IT infrastructure, or the telecommunications and/or other third-party infrastructure on which such infrastructure relies, could lead to significant costs and disruptions that could reduce revenue, damage our reputation, and have a materially adverse effect on our operations, financial performance, and prospects.

We intend to institute business continuity procedures and security measures to protect against network or IT failure or disruption. However, these procedures and measures may not be effective against all forms of disruptions and may not ensure that we are able to carry on our business. Should these measures and protections fail to operate as intended or at all, they may not prevent a material disruption to our operations, and the consequence of such would have a materially adverse effect on our financial performance and prospects.

We do not guarantee that the use of applications and systems designed for system security will effectively counter evolving security risks or address the security concerns of existing and potential users. Any failures in our security measures could have a materially adverse effect on our business, financial condition, and results of operations. In addition, our controls may not be effective in detecting or preventing any intrusion or other security breaches, or safeguarding against sabotage, hackers, viruses, and other forms of cybercrime. Any failure in these protections could harm our reputation and have a materially adverse effect on our operations, financial performance, and prospects.

We store investor, customer and vendor personal and other sensitive information/digital data. Any accidental or willful security breaches or other unauthorized access could cause the theft and criminal use of this data and/or theft and criminal use of our information. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation, and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed and exploited, and, as a result, a third party obtains unauthorized access to any of our investor, customer or vendor data, our relationships with our investors, customers, vendors, and/or other third parties will be severely damaged, and we could incur significant liability.

Since techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and any third-party hosting facility that we may use, may be unable to anticipate these techniques or to implement adequate preventative measures.

We rely on third parties to provide services essential to the success of our business.

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, quality management, regulatory affairs, product development, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. Any significant delays or other complications in maintaining our third-party manufacturers, or manufacturing our products, including, but not limited to, complications associated with production or supply chain, or regulatory approvals, or any disruptions or failures to maintain our relationships, could materially damage our brand, business, prospects, financial condition and operating results.

Manufacturing and selling our products internationally may present risks.

Certain components of our products are manufactured internationally. There are many risks associated with international business. These risks include, but are not limited to, language barriers, fluctuations in currency exchange rates, political and economic instability, regulatory compliance difficulties, problems enforcing agreements, domestic tariffs and those of foreign countries, and greater exposure of our intellectual property to markets where a high probability of unlawful appropriation may occur. Failure to successfully mitigate any of these potential risks could damage our business. We intend to mitigate this risk through inventory and supply chain management practices. There are many potential contract manufacturers that can produce our products both in the US and abroad.

In addition, we are required to comply with all applicable domestic and foreign export control laws, including the Export Administration Regulations. In addition, we may be subject to the Foreign Corrupt Practices Act and international counterparts that generally bar bribes or unreasonable gifts for foreign governments and officials. Violation of any of these laws or regulations could result in significant sanctions, which could reduce our future revenue and net income.

Natural disasters and other events beyond our control could materially adversely affect us.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services.

We store personally identifiable information of consumers which is subject to vast regulation.

Some jurisdictions have enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data. Evolving regulations regarding personal data and personal information, in the European Union and elsewhere, including, but not limited to, the General Data Protection Regulation, which we refer to as GDPR, the California Consumer Privacy Act of 2018 and similar privacy laws in other states and jurisdictions, may limit or inhibit our ability to operate or expand our business, or market our products. Such laws and regulations require or may require us to implement privacy and security policies, permit consumers to access, correct or delete personal information stored or maintained by us, inform individuals of security incidents that affect their personal information, and, in some cases, obtain consent to use personal information for specified purposes. Such laws and regulations could restrict our ability and our customers' ability to collect and use personal information, which may reduce demand for our solutions.

Changing industry standards and industry self-regulation regarding the collection, use and disclosure of data may have similar effects. Existing and future privacy and data protection laws and increasing sensitivity of consumers to unauthorized disclosures and use of personal information may also negatively affect the public's perception of our kiosks and software. If our solutions are perceived to cause, or are otherwise unfavorably associated with, invasions of privacy, whether or not illegal, we or our customers may be subject to public criticism.

Any failure on our part to comply with applicable privacy and data protection laws, regulations, policies and standards or any inability to adequately address privacy concerns associated with our solutions, even if unfounded, could subject us to liability, damage our reputation, impair our sales and harm our business. Furthermore, the costs of compliance with, and other burdens imposed by, such laws, regulations, policies and standards may result in a decrease in our profitability and/or limit adoption of and demand for our products.

If we are unable to adequately control the costs associated with operating our business, our business, financial condition, operating results and prospects will suffer.

If we are unable to maintain a sufficiently low level of costs for manufacturing, marketing, selling and distributing our products relative to their selling prices, our operating results, gross margins, business and prospects could be materially and adversely impacted. Many of the factors that impact our operating costs are beyond our control. If we are unable to keep our operating costs aligned with the level of revenues we generate, our operating results, business and prospects will be harmed.

No public trading market currently exists for our Class B Shares.

There is no public market for our Class B Shares. Until our Class B Shares are listed on an exchange, if ever, you may not sell your Class B Shares unless the buyer meets the applicable suitability and minimum purchase standards. Therefore, it will be difficult for you to sell your Class B Shares promptly or at all. If you are able to sell your Class B Shares, you may have to sell them at a substantial discount to the price you paid for the Class B Shares.

Holders of Series Seed Preferred have liquidation and dividend preferences.

The Series Seed Preferred has liquidation and dividend preferences. We may not pay any dividends on shares of Common Stock (other than dividends on shares of Common Stock payable in shares of Common Stock) unless the holders of the Series Seed Preferred first or simultaneously receive a dividend equal to the dividend they would receive if the Series Seed Preferred were converted into shares of Common Stock. If we are dissolved, liquidated, wind down, or engage in a merger, reorganization or sale of substantially all of our assets, and there are assets available for distribution, the holders of Series Seed Preferred are entitled to receive $2.6774 per share, prior to any payment to the holders of Common Stock, and if our assets are insufficient to fully pay the liquidation preference, all remaining assets shall be distributed to the holders of Series Seed Preferred. There are currently 933,727 outstanding shares of Series Seed Preferred. As a result, assuming no other shares of Preferred Stock were issued, upon a liquidation, dissolution or winding up, the holders of Series Seed Preferred would receive $2,500,000 prior to any distribution of assets to the Common Stockholders.

Holders of Series Seed Preferred have anti-dilution protection.

Pursuant to our Amended and Restated Certificate of Incorporation, as amended, the holders of Series Seed Preferred have weighted average anti-dilution protection with respect to certain additional issuances of our securities for issue prices that are below the original issuance price of the Series Seed Preferred, or $2.6774 per share.

Terms of subsequent financings may adversely impact your investment.

We may need to engage in common equity, debt or preferred stock financings in the future. Your rights and the value of your investment could be reduced. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designations, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Class B Shares. In addition, if we need to raise more equity capital from the sale of equity securities, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment.

Holders of our Class B Shares have no voting rights.

Subject to applicable law and, except as mentioned in our organizational documents, the holders of Class B Shares have no voting rights, management or control rights or influence or vote on any corporate matters, and the voting stockholders and directors may take actions of which a majority of the holders of Class B Shares disapprove. In assessing the risks and rewards of an investment in the Class B Shares, investors must be aware that they are relying solely on the good faith, judgment, and ability of our directors, officers, employees and holders of our voting shares, to make appropriate decisions in respect to our management, and the holders of Class B Shares will be subject to the decisions of our directors, officers, employees and holders of our voting shares.

We are not likely to pay cash dividends in the foreseeable future.

We currently intend to retain any future earnings for use in the operation and expansion of our business. Accordingly, we do not expect to pay any cash dividends in the foreseeable future but will review this policy as circumstances dictate.

Foreign securities laws.

Prior to accepting any subscriptions from residents of foreign jurisdictions, we intend to consult with local counsel to ensure we accept any such subscription in compliance with local law. If, however, we accept any subscriptions and fail to comply with local law, it may subject us to regulatory actions in such foreign jurisdictions.

Our valuation has been established internally and is difficult to assess.

Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. The issuance of additional shares of Class B Non-voting Common Stock, or additional option grants may dilute the value of your holdings. You should not invest if you disagree with this valuation. See "Dilution" for more information.

The Investor Processing Fee may not count toward your cost basis for tax purposes.

The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Processing Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

Uncertain Risk.

An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the securities in this Offering should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections.

There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product, that people think it's a better option than a competing product, or that we will be able to produce the product at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess.

The valuation for this Offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, and you may risk overpaying for your investment.

If the Company cannot raise sufficient funds, it will not succeed.

The Company is offering the securities representing ownership, which may be defined as Common Shares/Stock, Interests, or Units in this Offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion of our financial condition and results of operations for the twelve-month period ended December 31, 2024 (the "**2024 Annual Period**"), and the twelve-month period ended December 31, 2023 (the "**2023 Annual Period**") should be read in conjunction with our audited consolidated financial statements and the related notes included in this report..

Overview

We were formed as a Delaware corporation on August 23, 2019, and our headquarters are in New York, New York. Our predecessor-in-interest, Fisher-Wallace Laboratories, LLC, sold us substantially all of its assets in September 2019.

Results of Operation

Sales

We ceased commercializing our Version 1.0 technology in April 2023. For the 2024 Annual Period our net sales were $47,412 compared to $2,019,528 for the 2023 Annual Period.

Cost of Goods Sold

For the 2024 Annual Period, our cost of goods sold was $3,012 compared to $350,736 for the 2023 Annual Period. The significant decrease in the cost of goods sold during 2024, is primarily a result of the decrease in sales volume.

Gross Profit

For the 2024 Annual Period, our gross profit before operating expenses was $44,400 compared to a gross profit of $1,668,791 for the 2023 Annual Period.

Operating Expenses

Our operating expenses consist of advertising marketing and sales expenses, general and administrative expenses and research and development expenses. For the 2024 Annual Period, our operating expenses were $1,363,644, including $30,705 for advertising, marketing and sales, $1,054,233 for general and administrative and $278,706 for research and development.

For the 2023 Annual Period, our operating expenses were $3,216,229, including $1,210,616 for advertising, marketing and sales, $1,373,964 for general and administrative and $631,649 for research and development. The significant decrease in both income and expense in 2024 was due to the expiration, on April 6, 2023, of our FDA marketing clearance for our older, variable output device for the treatment of depression.

Loss From Operations

Our loss from operations was $1,319,24**3** for the 2024 Annual Period, compared to $1,547,438 for the 2023 Annual Period.

Other Expenses

Other Expenses for the 2024 Annual Period were $129,030, including $96,69**3** in interest expense related to our various credit lines, and $32,337 in expense related to settlements of disputes and previous year payables. Other Expenses for the 2023 Annual Period were $96,944, including $89,444 in interest expense related to our various credit lines, and a $7,500 expense for settlement of a contract dispute. These expenses were offset by $25,463 in other income from the return of deposits from previous year clinical studies.

Net Loss

Our net loss for the 2024 Annual Period was $1,422,811, compared to a net loss of $1,664,382, for the 2023 Annual Period. The significant decrease in losses is primarily due to our halting sales and related operating expenses, while we concentrate on development of the next version of our device and on completion of clinical trials.

Liquidity and Capital Resources

Since our inception we have raised over $10 million through various securities offerings, which we have used for demand generation, research, product development, regulatory affairs, manufacturing, and operations. As of December 31, 2024, we had $41,626 in cash and cash equivalents, compared to $311,160 as of December 31, 2023. As of October 31, 2025, we had $176,722 in cash and cash equivalents.

We will incur significant additional costs in finalizing the development of our new Version 2.0 device, including, expenses in completing clinical trials and FDA approvals, in production, marketing, sales and customer service, and intend to continue to fund our operations through funds received from various securities offerings, future fundraising campaigns, and additional debt and/or equity financings as determined to be necessary. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development and marketing, which could harm our business, financial condition and operating results. Accordingly, our independent auditor's report includes a paragraph regarding substantial doubt about our ability to continue as a going concern.

Debt

We have an American Express credit card, which accrues interest on outstanding balances of 9% per annum. As of December 31, 2024, we had $60,908 outstanding under our American Express card.

We have a Chase credit card, which accrues interest on outstanding balances of 21.24% per annum. As of December 31, 2024, we had $112,382 outstanding under this card. We also have an advance against revenue from Shopify Capital, which had a balance due on December 31, 2024 of $427,182 and which is collected daily as a 17% deduction from our sales revenue.

We previously had an outstanding loan to Charles A. Fisher, our chairman, chief financial officer and secretary, in the principal amount of $576,525, plus interest. The promissory note for this outstanding loan was converted to equity on March 31, 2025.

We also previously had two convertible promissory notes with Simon Webster in the aggregate principal amount of $175,000 – plus arrangement fees of $45,000 – and $220,000 in total. The convertible notes were converted to equity on March 31, 2025.

With the conversion of the promissory note and two convertible notes, the Company no longer has long-term debt.

Plan of Operations

In 2026, we intend to continue focusing on the steps needed to bring our Version 2.0 technology to market. The extent to which we will be able to make progress depends in part upon the funds raised in this Offering.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following table sets forth information about our executive officers and directors.

Name	Position	Term of Office
Kelly Roman	Chief Executive Officer and Director	August 2019 – Present
Charles A. Fisher	Chief Financial Officer, Secretary and Director	August 2019 – Present

There are no arrangements or understandings between executive officers and directors and any other persons pursuant to which the executive officer or director was selected to act as such.

Kelly Roman, has served as our chief executive officer and director since our inception in August 2019. As Chief Executive Officer, Mr. Roman is responsible for our strategy and execution, with a focus on advertising, email marketing, content, product development, regulatory affairs, and clinical trial strategy. Between July 2009 and August 2019, Mr. Roman served as the Chief Executive Officer of our predecessor organization, Fisher Wallace Laboratories, LLC, a New York limited liability company. Mr. Roman graduated from Harvard College, and served as an award-winning executive in the digital advertising (Nielsen) and SaaS industries (Oddcast).

Charles A. Fisher, has served as our Chairman, Chief Financial Officer and Secretary since our inception in August 2019. Mr. Fisher has served as the manager and Chief Financial Officer of our predecessor organization, Fisher Wallace Laboratories, LLC, a New York limited liability company. Mr. Fisher is a graduate of Harvard College, and an entrepreneur with extensive career experience in building consumer products companies.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our outstanding voting securities as of December 31, 2025, by each person whom we know that owned, beneficially, more than 20% of the outstanding voting securities.

Holder	Number and Class of Securities	Percentage
Charles A. Fisher	3,285,651 Class A Shares	54.12%
Kelly Roman	1,335,999 Class A Shares	22.07%

RELATED PARTY TRANSACTIONS

During 2017 and 2018, Charles A. Fisher, our chairman, chief financial officer, secretary, and holder of over 20% of our voting securities, extended loans to Fisher-Wallace Laboratories, LLC, in the aggregate amount of $576,525. Pursuant to an Asset Purchase Agreement entered into in or about September 2019, Fisher-Wallace Laboratories, LLC, sold us substantially all of its assets in exchange for 5,999,999 Class A Shares, and we assumed all of the liabilities of Fisher-Wallace Laboratories, LLC, including, the Note. On November 17, 2022, we memorialized such loans by issuing Mr. Fisher a Promissory Note in the amount of $576,525. Pursuant to the Promissory Note, interest at a rate of 5% per annum commenced accruing on the principal amount of the Note on January 1, 2020, and the Note was due and payable at such times as funds are reasonably available to the company. On November 17, 2021, the Note was amended to provide that the Note shall be repaid in monthly installments of $20,000 commencing on April 1, 2022. On July 5, 2022, the Note was amended to extend the repayment commencement date to April 1, 2023. On March 31, 2025, the Note was converted into Class A Shares upon our mutual agreement with Mr. Fisher.

In December 2021, we engaged in an offering under Rule 4(1)(a) of the Securities Act, pursuant to which we sold 456,905 shares of Series Seed Preferred for $2.7358 per share or an aggregate offering price of $1,250,000, to SHUFL Venture Capital LTD. ("**SHUFL**"). Upon the closing of such offering, Simon Webster, the Chief Executive Officer of SHUFL, was appointed a director. Pursuant to the exercise of an option by the holders of Series Seed Preferred, in March 2022, we sold an additional 456,904 shares of Series Seed Preferred to SHUFL in exchange for $2.7358 per share or an aggregate offering price of $1,250,000. Pursuant to a Side Letter Agreement, we issued SHUFL an additional 19,918 shares of Series Seed Preferred, and in connection therewith, Amended our to Amended and Restated Certificate of Incorporation, to (a) increase the authorized number of shares of Preferred Stock and Series Seed Preferred, from 913,809 shares to 933,727 shares, and (b) decrease the Series Seed Conversion Price and Series Seed Original Issue Price from $2.7358 per share to 2.6774 per share.

In July 2022, SHUFL Venture Capital LTD., purchased $250,000 in Convertible Promissory Notes in connection with our offering pursuant to Rule 506(c). Simon Webster, a director at the time, is the Chief Executive Officer of SHUFL. The Note was convertible into Class A Shares, at a conversion price of $2.7358 per share. On January 4, 2023, SHUFL converted its Convertible Promissory Note into 98,691 shares of Class A Shares. Pursuant to an Investor Rights Agreement, SHUFL has the right to invest an amount equal to 20% of the principal amount of the Note, in the company's next non-crowdfunding equity financing, at a 25% discount to the offering price in such financing.

In October 2023, in exchange for $75,000, we issued a convertible promissory note to Simon Webster, a director at the time, in the principal amount of $75,000. The Note did not bear interest, however, we have agreed to pay Mr. Webster a $25,000 arrangement fee. On March 31, 2025, this convertible promissory note was converted into Class A Shares upon our mutual agreement with Mr. Webster.

In October 2023, in exchange for $100,000, we issued a convertible promissory note to Simon Webster, a director at the time, in the principal amount of $100,000. The Note did not bear interest, however, we have agreed to pay Mr. Webster a $20,000 arrangement fee. On March 31, 2025, this convertible promissory note was converted into Class A Shares upon our mutual agreement with Mr. Webster.

In August 2024, Mr. Webster resigned from his external directorships due to his role as Group CEO of Vistra, which included Mr. Webster resigning as a director of the Company.

SECURITIES BEING OFFERED

In this Offering, we are offering to investors Class B Common Stock.

Our authorized capital stock consists of 11,100,000 shares of common stock, par value $0.0001 per share, of which 7,100,000 shares are designated as "Class A Common Stock" (the "**Class A Shares**") and 4,000,000 shares are designated as "Class B Common Stock" (the "**Class B Shares,**" and sometimes together with the Class A Shares, the "**Common Stock**"), and 913,809 shares of Series Seed Preferred Stock (the "**Series Seed Preferred Stock**").

As of July 31, 2025, we had 5,971,315 Class A Shares outstanding, 1,845,115 Class B Shares outstanding, and 933,727 Series Seed Preferred Stock Shares outstanding. As of July 31, 2025, we also had outstanding options to purchase 266,015 Class B Shares, having an exercise prices of between $1.63 and $5.00 per share, a warrant to purchase 37,556 Class B Shares having an exercise price of $6.21 per share, and warrants to purchase 30,000 Class B Shares having an exercise price of $3.13 per share. We also have 715,881 shares of Common Stock reserved for issuance upon the exercise of stock options that may be granted in the future.

The rights of holders of our shares are governed by our Certificate of Incorporation. Our Certificate of Incorporation may be amended by our Board and by the vote of the holders of a majority of the outstanding Class A Shares, to increase the number of authorized shares of Common Stock, or the authorized number of shares of any class of Common Stock and there is no limit on the number of shares of Common Stock, or any class of Common Stock, that may be authorized and issued. The Board, with the approval of the holders of the Class A Shares, and, and in certain instances, the approval of the holders of Class A Shares and Series Seed Preferred Stock, voting as separate classes, may amend the Certificate of Incorporation to create one or more series of preferred stock that have rights, preferences and privileges senior to the rights, preferences and privileges of the Common Stock and Series Seed Preferred Stock.

Common Stock and Preferred Stock

Liquidation Preference

In the event of any liquidation or winding up of the company, or a merger, consolidation or sale of substantially all of the assets of the company (a "**Deemed Liquidation Event**"), the holders of Series Seed Preferred Stock shall be entitled to receive, prior to and in preference to the holders of Common Stock, an amount equal to the greater of (i) the Original Issue Price (as defined below) for each share of Series Seed Preferred Stock, plus any declared but unpaid dividends, and (ii) such amount per share as would have been payable had each such share been converted into Class A Shares immediately prior to such liquidation, winding up or Deemed Liquidation Event)(the "**Series Seed Liquidation Amount**"). The "**Original Issue Price**" is currently, $2.6774, and is subject to appropriate adjustments in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Stock, and certain issuances of securities at below the Original Issue Price. See "Securities Being Offered – Anti-Dilution Protection" for a detailed discussion of these rights.

After the payment of the Series Seed Liquidation Amount to the holders of Series Seed Preferred Stock, the remaining assets of the company will be distributed ratably to the holders of Common Stock.

Conversion

Each share of Series Seed Preferred Stock shall be automatically converted into Class A Shares at the then-applicable conversion rate (i) in the event that the holders of a majority of the Series Seed Preferred Stock consents to such conversion, or (ii) upon the closing of an underwritten public offering on a firm commitment basis, resulting in aggregate net proceeds to the company (after underwriting discounts and commissions) of not less than $20 million, based on a pre-money valuation of the company of not less than $50 million. The conversion price applicable to each share of Series Seed Preferred Stock equals the Original Issue Price, however, is subject to broad-based weighted average anti-dilution for certain future issuances of securities at an issuance price, or, with respect to convertible securities, having a conversion price, below the Original Issue Price. See "Securities Being Offered – Anti-Dilution Protection" for a detailed discussion of these rights.

Dividend Preference

The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock (other than dividends on shares of Common Stock payable in shares of Common Stock) unless the holders of the Series Seed Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series Seed Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series Seed Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series Seed Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series Seed Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Series Seed Original Issue Price; provided that, if the company declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the company, the dividend payable to the holders of Series Seed Preferred Stock shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series Seed Preferred Stock dividend. The right to receive dividends on shares of Series Seed Preferred Stock are not cumulative, and no right to dividends shall accrue to holders of Series Seed Preferred Stock by reason of the fact that dividends on said shares are not declared or paid.

Director Appointment Rights

The holders of record of Series Seed Preferred Stock, exclusively and as a separate class, are entitled to elect one (1) of the three directors of the company.

Protective Provisions

At any time when at least 25% of shares of Series Seed Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock) are outstanding, the company must obtain the written consent or affirmative vote of the holders of a majority of the outstanding shares of Series Seed Preferred Stock, to among other things, liquidate, dissolve or wind-up the business and affairs of the company, effect any merger or consolidation, effect an initial public offering, change the constituting documents of the company in a manner that adversely affects the powers, preferences or rights of the Series Seed Preferred Stock, including, creating additional classes of stock that ranks senior or on par with the Series Seed Preferred Stock.

Preemptive Rights

The holders of Series Seed Preferred Stock have the preemptive right to participate in any future sales of securities by the company (subject to customary exclusions), on a pro rata basis based on such holder's ownership percentage of Common Stock of the company prior to such sales (on a fully diluted basis including any shares of Common Stock issuable or issued upon conversion of shares of Series Seed Preferred Stock and exercise of all authorized options).

Right of First Refusal

The Company first and the Investor second will have a pro rata right of first refusal with respect to any shares of Common Stock of the company, proposed to be transferred by any of the company's founding stockholders.

Tag-Along Rights

The holders of Series Seed Preferred Stock have a tag-along (co-sale) right with respect to the sale of any shares of Common Stock of the company, proposed to be transferred by Founding Stockholders, which would result in a change of control.

Registration Rights

The holders of Series Seed Preferred Stock are entitled to registration rights if and to the extent they are granted to any future stockholder.

Information Rights

Prior to a Qualified IPO, the company shall provide to the holders of Series Seed Preferred Stock: (i) unaudited annual financial statements within 120 days after the end of each fiscal year, (ii) unaudited quarterly financial statements within 45 days after the end of each of the first three fiscal quarters of each fiscal year, (iii) management projections and budgets quarterly and annually one month prior to the start of each year. In addition each holder of Series Seed Preferred Stock has the right to inspect the company's properties, books and records**.**

Anti-Dilution Protection

Pursuant to the Amended and Restated Certificate of Incorporation, the holders of Series Seed Preferred Stock have weighted average anti-dilution protection with respect to certain additional issuances of our securities for issue prices that are below the original issuance price for such series of Series Seed Preferred

Stock, or $2.6774 per share (as may be adjusted pursuant to our Amended and Restated Certificate of Incorporation).

Convertible Notes

In February 2025, in exchange for $203,314.37, we issued convertible promissory notes to 133 participants in a Regulation Crowdfunding round through DealMaker Securities LLC (collectively, the "Reg CF Notes"). The Reg CF Notes bear simple interest at a rate of 10% per annum. The Reg CF Notes are convertible into Class B Shares with a 20% discount to the price per share in the next financing round. The Reg CF Notes mature in March 2027, unless otherwise converted in accordance with the terms therein.

Recent Offerings of Securities

Beginning in May of 2020 the Company engaged in four Regulation CF offerings, and two Regulation A+ offerings, with StartEngine Capital Markets Company. The proceeds were used for research and development and general working capital.

In May 2020, we engaged in a Regulation CF Offering, which sold 445,403 Class B Shares at $2.50 per share, for an aggregate price of $1,058,330, including 13,605 bonus shares and 8,466 shares issued to StartEngine as an equity commission.

In October 2021, we engaged in a Regulation A+ Offering, which sold 759,336 Class B Shares at $6.21 per share, for an aggregate price of $4,664,499, including 8,309 bonus shares and 37,557 Class B warrants, with a price of $6.21 issued to StartEngine as an equity commission
.
In March 2022, we engaged in a Regulation CF Offering, which sold 141,608 Class B Shares at $8.76 per share, for an aggregate price of $1,122,944, including 9,573 bonus shares, and 3,845 shares issued to StartEngine an equity commission.

In August 2022, we engaged in a Regulation CF Offering, which sold 43,654 Class B Shares at $8.76 per share, for an aggregate price of $335,758, including 4,405 bonus shares, and 1,138 shares issued to StartEngine as an equity commission.

In February 2023, we engaged in a Regulation CF Offering, which sold 153,549 Class B Shares at $8.81 per share, for an aggregate price of $1,192,627, including 14,123 bonus shares, and 4,054 shares issued to StartEngine as an equity commission.

In March 2023, we engaged in a Regulation A+ Offering, which sold 48,275 Class B Shares at $10.67 per share, for an aggregate price of $468,754 including, 3,466 bonus shares, and 877 shares issued to StartEngine as an equity commission.

In November 2023, 28,682 gift shares were allocated to StartEngine investors from the shares of the Company's founders to be non-dilutive.

In November 2023, we engaged in a DealMaker Regulation CF Offering, which sold 83,986 Class B Shares at $10.99 per share (inclusive of a 3.5% Investor Processing Fee), for an aggregate price of $532,202 including 33,755 bonus shares and 1,805 gift shares allocated from Founders shares to be non-dilutive. (DealMaker does not require an equity commission in its fee structure.)

In January 2024, we engaged in a DealMaker Regulation CF Offering, which sold 79,217 Class B Shares at $11.07 per share (inclusive of a 3.5% Investor Processing Fee), for an aggregate price of $469,069, including 36,845 bonus shares.

In March 2024, we engaged in a DealMaker Regulation CF Offering, which sold 68,663 Class B Shares at $11.11 per share (inclusive of a 3.5% Investor Processing Fee), for an aggregate price of $405,904, including 32,128 bonus shares.

In June 2024, we engaged in a DealMaker Regulation CF Offering, which sold 37,854 Class B Shares at $11.27 per share (inclusive of a 3.5% Investor Processing Fee), for an aggregate price of $237,729, including 16,804 bonus shares.

In September 2024, we engaged in a DealMaker Regulation CF Offering, which sold 49,006 at $11.30 per share (inclusive of a 3.5% Investor Processing Fee) for an aggregate price of $281,257.67, including 24,953 bonus shares.

In December 2024, we engaged in a DealMaker Regulation CF Offering, which sold 39,179 at $10.94 per share ($11.32 with the 3.5% processing fee) for an aggregate price of $217,433.65, including 19,976 bonus shares.

In February 2025, we engaged in a DealMaker Regulation CF Offering, which issued 133 convertible notes for an aggregate price of $203,314.37 (including the 3.5% processing fee).

In May 2025, we engaged in a Regulation D 506(c) Offering, which tentatively raised $92,820, with the proceeds allocated to the Company's operations. The final accounting for the raise has not yet been completed.

In November 2025, we engaged in a DealMaker Regulation CF Offering, which sold 20,125 at $10.96 per share ($11.35 with the 3.5% processing fee) for an aggregate price of $228,289.74, including 36,793 bonus shares.

In December 2025, we engaged in a DealMaker Regulation CF Offering, which sold 43,332 at $11.19 per share ($11.58 with the 3.5% processing fee) for an aggregate price of $195,231, including 58,332 bonus shares.

VALUATION METHODOLOGY

Pre-Money Valuation: $120,500,000

Valuation Details:

We believe the company has valuable intellectual property and clinical trial results that support the utility of its intellectual property, as well as a valuable customer base, with technology that is highly differentiated in a large mental healthcare treatment market. While direct valuation comparisons are difficult to make given the novelty of our approach, we informed our pre-money valuation through a comparison with Talkspace, a publicly traded mental health focused company. While we are a medical device company, we also intend to offer talk therapy and other recurring digital health services to its hardware customers. We believe that converting a hardware customer to a digital health customer will require negligible additional cost of acquisition. We estimate that we have between 50,000 - 70,000 active hardware users today (of our Version 1.0 device), and that half of these customers and Version 2.0 customers in the future will be candidates for talk therapy and other digital health services. Our pre-money valuation, which today represents approximately one third of Talkspace's valuation, has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

WHAT IT MEANS TO BE A MINORITY HOLDER

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

Pursuant to our Amended and Restated Certificate of Incorporation, as amended, the holders of Series Seed Preferred Stock have weighted average anti-dilution protection with respect to certain additional issuances of our securities for issue prices that are below the original issuance price for such series of Series Seed Preferred Stock, which is currently $2.6774 per share.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

REGULATORY INFORMATION

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1.   Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

2.   Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

3.   Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4.   Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5.   Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

6.   Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors. Neither the Company nor its officers, directors, or controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Progress Updates

Form C/Us will be filed if this Offering reaches 50% and 100% of the Minimum Target Amount.

Ongoing Reporting

The Company will file a report electronically with the Securities & Exchange Commission annually in accordance with the ongoing reporting requirements of the SEC. The Company has not previously failed to comply with any ongoing reporting requirements of the SEC. The Company must continue to comply with the ongoing reporting requirements until: (1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act; (2) it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record, and has total assets that do not exceed $10,000,000; (3) it has filed at least three annual reports pursuant to Regulation Crowdfunding; (4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or (5) it liquidates or dissolves its business in accordance with state law.

TRANSACTION PROCESSING

Investment Confirmation Process

In order to purchase the Class B Shares, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Minimum Target Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an Investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer upon the closing of the Offering and the Investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Minimum Target Amount has been reached. If the Company reaches the Minimum Target Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Minimum Target Offering on the date of the expedited Offering Deadline.

Investment Cancellations

Investors will have up to 48 hours prior to the Offering Deadline to change their minds and cancel their investment commitments for any reason. Once the Offering Deadline is within 48 hours, Investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications

Investors will receive periodic notifications regarding certain events pertaining to this Offering, such as the company reaching its Minimum Target Amount, the Company making an early closing, the Company making material changes to its Form C, the closing of the offering at its Offering Deadline, and the Investor Signing Deadline.

Material Changes

Material changes to an offering include but are not limited to:

A change in the Minimum Target Amount, change in security price, change in management, etc. If the Issuer makes a material change to the Offering terms or other information disclosed, Investors will be given five (5) business days to reconfirm their investment commitment. If Investors do not reconfirm, their investment will be canceled, and the funds will be returned.

Rolling and Early Closings

The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Minimum Target Amount. During a rolling closing, Investors that have committed funds will be provided five (5) days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the Investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if Investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the Investor is an "**accredited investor**" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and, in each instance, reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on January 30, 2026.

FISHER WALLACE LABORATORIES, INC.

By: *Kelly Roman*
_____
Kelly Roman, Chief Executive Officer

EXHIBIT A

FINANCIAL STATEMENTS

FISHER WALLACE LABORATORIES INC

AUDITED FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2024 AND 2023

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

Page



INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Fisher Wallace Laboratories Inc
New York, New York

Opinion

We have audited the financial statements of Fisher Wallace Laboratories Inc (the "Company,"), which comprise the balance sheet as of December 31, 2024, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.



In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Prior Period Financial Statements

The financial statements of the Company as of and for the year ended December 31, 2023, were audited by other auditors whose report dated April 25, 2024, expressed an unmodified opinion on those statements.

SetApart Accountancy Corp.

July 11, 2025
Los Angeles, California

FISHER WALLACE LABORATORIES INC
BALANCE SHEETS
AS OF DECEMBER 31, 2024 AND 2023

As of December 31,		2024		2023
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash	$	41,626	$	311,160
Inventory		100,494		48,573
Prepaids and Other Current Assets		12,262		1,284
Total Current Assets		**154,382**		**361,017**
Total Assets	$	**154,382**	$	**361,017**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts and Credit Cards Payable	$	1,669,390	$	1,931,225
Other Current Liabilities		596,721		569,243
Deferred Revenue		705,582		721,861
Due to Related Party and Accrued Interest		720,656		-
Convertible Note and Accrued Interest		220,000		-
Total Current Liabilities		**3,912,349**		**3,222,329**
Convertible Note and Accrued Interest		-		175,000
Due to Related Party and Accrued Interest		-		691,830
Total Liabilities	$	**3,912,349**	$	**4,089,159**
STOCKHOLDERS' EQUITY				
Class A Voting Common Stock, $0.0001 par, 7,100,000 shares authorized 5,971,315 and 6,600,000 shares issued and outstanding as of December 31, 2024 and December 31, 2023		597		600
Class B Non- Voting Common Stock, $0.0001 par, 4,000,000 shares authorized 1,940,430 and 1,699,084 shares issued and outstanding as of December 31, 2024 and December 31, 2023		194		170
Series Seed Preferred Stock, $0.0001 par, 933,727 shares authorized 933,727 and 981,209 shares issued and outstanding as of December 31, 2024 and December 31, 2023		93		159
Additional Paid in Capital		12,562,943		11,012,824
Accumulated Deficit		(16,321,795)		(14,741,895)
Total Stockholders' Equity		**(3,757,968)**		**(3,728,142)**
Total Liabilities and Stockholders' Equity	$	**154,382**	$	**361,017**

See accompanying notes to financial statements.

FISHER WALLACE LABORATORIES INC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

For Fiscal Years Ended December 31,	2024	2023
(USD $ in Dollars)		
Net Revenue	$ 47,412	$ 2,019,527
Cost of Revenue	3,012	350,736
Gross profit	44,400	1,668,791
Operating expenses		
Advertising and Marketing	30,705	1,210,616
General and Administrative	1,141,608	1,373,964
Research and Development	278,706	631,649
Total operating expenses	1,451,019	3,216,229
Operating Loss	(1,406,618)	(1,547,438)
Interest Expense	(96,693)	(89,444)
Other Expense	(76,589)	(7,500)
Loss before provision for income taxes	(1,579,900)	(1,644,382)
Benefit/(Provision) for income taxes	-	-
Net Loss	**$ (1,579,900)**	**$ (1,644,382)**

See accompanying notes to financial statements.

FISHER WALLACE LABORATORIES INC
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(in , $US)	Class A Common Stock		Class B Common Stock		Series Seed Preferred Stock		Subscription receivable	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount	Shares	Amount				
Balance—December 31, 2022	6,000,000 $	600	1,429,558 $	143	913,809 $	91	$ (76,416)	$ 8,948,580	$ (13,097,513)	$ (4,224,515)
Issuance of stock	-	-	269,526	27	67,400	68	76,416	2,064,244	-	2,140,755
Net loss	-	-			-	-	-		(1,644,382)	(1,644,382)
Balance—December 31, 2023	6,000,000	600	1,699,084	170	981,209	159	-	11,012,824	(14,741,895)	(3,728,142)
Stock cancellation	(28,685)	(3)	-	-	(47,482)	(66)	-	-	-	(68)
Share-based compensation	-	-	-	-	-	-	-	87,375	-	87,375
Issuance of stock	-	-	241,346	24	-	-	-	1,462,744	-	1,462,768
Net loss	-	-	-	-	-	-	-	-	(1,579,900)	(1,579,900)
Balance—December 31, 2024	5,971,315 $	597	1,940,430 $	194	933,727 $	93	$ -	$ 12,562,943	$ (16,321,795)	$ (3,757,968)

See accompanying notes to financial statements.

FISHER WALLACE LABORATORIES INC

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

For Fiscal Year Ended December 31,	**2024**	**2023**
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (1,579,900)	$ (1,644,382)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Share- based compensation expense	87,375	-
Changes in operating assets and liabilities:		
Inventory	(51,921)	243,477
Prepaids and Other Current Assets	(10,978)	17,932
Accounts and Credit Cards Payable	(261,835)	17,190
Accrued Expenses	28,825	(209,295)
Deferred Revenue	(16,279)	(307,695)
Net cash provided/(used) by operating activities	**(1,804,713)**	**(1,882,773)**
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from issuance of stock	1,462,768	2,140,755
Borrowing / (Repayment) on Loans	72,410	(75,051)
Net cash provided/(used) by financing activities	**1,535,178**	**2,065,704**
Change in Cash	(269,535)	182,931
Cash—beginning of year	311,160	128,229
Cash—end of year	**$ 41,625**	**$ 311,160**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 67,868	$ 89,444

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Fisher Wallace Laboratories Inc was incorporated on August 23, 2019, in the state of Delaware. The financial statements of Fisher Wallace Laboratories Inc (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, New York.

The Company manufactures a cranial electrotherapy stimulation device, the Fisher Wallace stimulator, which is FDA cleared for the treatment of depression, anxiety and insomnia.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash includes all cash in banks and cash on hand. As of December 31, 2024, the Company's cash did not exceed FDIC-insured limits while as of December 31, 2023, the Company's cash exceeded FDIC-insured limits by $61,160.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.

Inventories

Inventories are valued at the lower of cost and net realizable value. Inventories include costs for finished goods which are determined using First In First Out (FIFO) method.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with*

Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:

- In-store Sales: Revenue is recognized at point-in-time when the customer takes possession of the goods.
- Online Sales: Revenue is recognized at point-in-time when the goods are delivered to the customer.
- Wholesale Transactions: Revenue is recognized at point-in-time when the goods are shipped or delivered to the wholesale customer.

The Company earns revenues from the sale of its cranial electrotherapy stimulation device, the Fisher Wallace stimulator, which is FDA cleared for the treatment of depression, anxiety and insomnia.

Deferred Revenue

The Company's contracts typically involve a single performance obligation — the sale and delivery of its products. When customers prepay for products that have not yet shipped, the Company records the unearned portion as deferred revenue. Deferred revenue is classified as a current liability when performance is expected within one year.

As of December 31, 2024, and 2023, the Company recorded deferred revenue of $705,582 and $721,861, respectively. Deferred revenue primarily relates to customer prepayments for products that had not yet been shipped as of the balance sheet date.

During the year ended December 31, 2024, the Company recognized $0 of revenue that was included in deferred revenue balance at the beginning of the year, on January 1, 2024.

The Company expects to satisfy its remaining performance obligations associated with deferred revenue within the next 12 months.

Cost of sales

Costs of goods sold include the cost of materials, freight, and delivery, etc.

Research and Development Costs

Costs incurred in the research and development of the Company's products, such as clinical trial expenses, are expensed as incurred.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Convertible Notes

The Company accounts for convertible notes payable in accordance with ASC 470-20, Debt with Conversion and Other Options. Convertible notes are recorded as liabilities at the time of issuance based on the proceeds received. The Company evaluates whether the conversion feature requires separate accounting as either a derivative under ASC 815 or as a beneficial conversion feature (BCF). If neither condition is met, the entire instrument is recorded as a liability with no allocation to equity.

As of December 31, 2024, the Company's outstanding convertible notes contain a conversion feature that allows for conversion into preferred equity upon the occurrence of a qualified financing, subject to a discount to the next round's price or valuation cap. The conversion feature was assessed and determined to be "not in the money" as of the balance sheet date. Accordingly, the notes do not contain a material beneficial conversion feature and do not meet the criteria for bifurcation as a derivative. As a result, the full balance is classified as a liability, and no portion has been recorded in equity or as a derivative liability.

The Company evaluates its convertible instruments for modification, extinguishment, or reclassification on an ongoing basis, including consideration of subsequent events.
Equity Issuance Costs

Equity issuance costs are costs directly attributable to the issuance of equity securities including common stock and/or preferred stock. These costs generally include underwriting fees, legal fees, accounting fees, printing and filing fees, and other costs associated with the issuance of equity securities.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Stock-Based Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Related Party Transactions

The Company identifies and discloses related party transactions in accordance with ASC 850 – Related Party Disclosures. Related parties generally include key management personnel, significant shareholders, board members, and entities under common control.

Transactions with related parties are conducted in the normal course of business and are recorded at the exchange amount established and agreed to by the parties. These may include loans, advances, or other funding arrangements.

Additionally, the Company issued convertible debt to shareholders, which is classified as a liability in accordance with applicable accounting guidance. Management evaluates the terms of all related party transactions to ensure proper classification, measurement, and disclosure in the financial statements.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash, accounts receivable, accounts payable, and accrued expenses) approximates fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024 and December 31, 2023 amounted to $30,705 and $1,210,616, respectively.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through July 11, 2025, which is the date the financial statements were available to be issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us, or (iv) are not expected to have a significant impact on our financial statements.

3.   INVENTORY

As of December 31, 2024, and December 31, 2023, the Company's inventory balances amounting to $100,494 and $48,573, consisted primarily of medical devices and spare parts.

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaids and other current assets consist primarily of prepaid expenses, account payables refer to trade payables, while credit card liabilities refer to short-term liabilities towards the bank due to the credit card usage.

Other Current Liabilities

Other current liabilities as of December 31, 2024, and 2023 are as follows:

As of December 31,	2024	2023
Shopify Capital Advance	427,182	399,706
Facebook	167,514	167,514
Total	**596,720**	**569,243**

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Class A Common Stock

The Company is authorized to issue 7,100,000 shares of Class A Common Stock with a par value of $0.0001. As of December 31, 2024, and December 31, 2023, 5,971,315 and 6,000,000 shares of Common Stock have been issued and are outstanding, respectively.

Class B Common Stock

The Company is authorized to issue 4,000,000 shares of Class B Common Stock with a par value of $0.0001. As of December 31, 2024, and December 31, 2023, 1,940,430 and 1,699,084 shares of Common Stock have been issued and are outstanding, respectively.

Series Seed Preferred Stock

The Company is authorized to issue 933,727 shares of Series Seed Preferred Stock with a $0.0001 par value. Preferred stockholders are entitled to liquidation preferences over common stockholders and also have certain voting and protective rights. Upon a liquidation event, preferred stockholders are entitled to receive an amount per share equal to the greater of (i) te Series Seed Original Issue Price plus any dividend declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series Seed Preferred Stock been converted to Common Stock, before any distribution to common stockholders.

As of December 31, 2024, and December 31, 2023, 933,727 and 981,209 shares of Series Seed Preferred Stock have been issued and are outstanding, respectively.

6. SHARE-BASED COMPENSATION

During 2021, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 981,896 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally has a term of ten years. The amounts granted each calendar year to an employee or nonemployee are limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of And for The Year Ended December 31,	2024
Expected life (years)	5.00
Risk-free interest rate	4.31%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of a comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility. The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise Price	Weighted Average Contract Term
Outstanding at December 31, 2023	141,692	$ 3.21	8.53
Granted	264,153	$ 0.00	-
Exercised	-	$ -	-
Expired/Cancelled	(55,640)	$ 0.07	-
Outstanding at December 31, 2024	350,205	$ 3.21	5.94

Stock option expenses for the year ended December 31, 2024, amounted to $66,615.

Vested and Exercisable Options

As of December 31, 2024, 116,213 options were vested and exercisable, with a weighted average exercise price of $3.21 and a weighted average remaining contractual life of 5.35 years.

Weighted-Average Grant Date Fair Value

The weighted-average grant-date fair value of options granted during the year ended December 31, 2024, was $0.001.

Aggregate Intrinsic Value

As of December 31, 2024:

The aggregate intrinsic value of outstanding options was $97,213.

The aggregate intrinsic value of exercisable options was $42,517.

Forfeitures

The Company recognizes forfeitures as they occur. No estimate of expected forfeitures is applied when calculating the grant-date fair value of share-based awards.

Warrants

A summary of the Company's warrants activity and related information is as follows:

	Number of Awards		Weighted Average Exercise Price
Outstanding at December 31, 2023	67,556	$	4.84
Granted	-	$	-
Exercised	-	$	-
Expired/Cancelled	-	$	-
Outstanding at December 31, 2024	67,556	$	4.84

The fair value of the restricted stock awards was estimated at the date of the grant. The grant date fair value is the stock price on the date of grant. The total fair value of the restricted stock awards vested during 2024 was $21,760.

7. DEBT

The Company had outstanding term loans/ notes payable with varying maturities. Details of outstanding loans are as follows:

	Maturity year	Effective interest rate	As of December 31,	
			2024	**2023**
Shareholder loan	Not defined	5.0%	$ 576,525	$ 576,525
Accrued interest			144,131	115,305
			720,656	691,830
Less: Debt issuance costs			-	-
Total notes payable, net			**$ 720,656**	**$ 691,830**

Convertible Note

The Company issued convertible notes to various lenders. Each note will be convertible into Conversion Shares pursuant to the following events:

- *Next Equity Financing Conversion*. The principal balance and unpaid accrued interest on each Note will automatically convert into Conversion Shares upon the closing of the Next Equity Financing. Notwithstanding the foregoing, the Company may, at its option, pay any unpaid accrued interest on each Note in cash at the time of conversion. The number of Conversion Shares the Company issues upon such conversion will equal the quotient (rounded down to the nearest whole share) obtained by dividing (x) the outstanding principal balance and unpaid accrued interest under each converting Note on a date that is no more than five (5) days prior to the date of conversion by (y) the applicable Conversion Price. At least five (5) days prior to the closing of the Next Equity Financing, the Company will notify the holder of each Note in writing of the terms of the Equity Securities that are expected to be issued in such financing. The issuance of Conversion Shares pursuant to the conversion of each Note will be on, and subject to, the same terms and conditions applicable to the Equity Securities issued in the Next Equity Financing.

- *Corporate Transaction Conversion*. In the event of a Corporate Transaction prior to the conversion of a Note pursuant to Next Equity Financing Conversion or Maturity Conversion or the repayment of such Note, at the closing of such Corporate Transaction, the holder of each Note may elect that either: (a) the Company will pay the holder of such Note an amount equal to the sum of (x) all accrued and unpaid interest due on such Note and (y) the outstanding principal balance of such Note; or (b) such Note will convert into that number of Conversion Shares equal to the quotient (rounded down to the nearest whole share) obtained by dividing (x) the outstanding principal balance and unpaid accrued interest of such Note on a date that is no more than five (5) days prior to the date of conversion by (y) the applicable Conversion Price.

- *Maturity Conversion*. At any time on or after the Maturity Date, at the election of the Requisite Noteholders, each Note will convert into that number of Conversion Shares equal to the quotient (rounded down to the nearest whole share) obtained by dividing (x) the outstanding principal balance and unpaid accrued interest of such Note on the date of such conversion by (y) the applicable Conversion Price.

Details of Convertible Notes issued and outstanding are as follows:

	Maturity year	Effective interest rate	As of December 31,	
			2024	2023
Convertible note 1 - $100,000	2024	0%	$ 100,000	$ 100,000
Convertible note 2 - $75,000	2024	0%	75,000	75,000
Fixed Interest Fee			45,000	-
			220,000	175,000
Less: Debt issuance costs			-	-
Total notes payable, net			**$ 220,000**	**$ 175,000**

The convertible promissory notes meet the Variable-Share Obligations requirements for classification under ASC 480 and, as a result, are required to be classified as a liability and carried at amortized cost as the Company has not made an election pursuant to one of the fair value options provided within ASC 815 and ASC 825.

These notes are unsecured, non-interest-bearing, and convertible into shares of Class A Common Stock upon the occurrence of a qualified financing or at maturity, at the option of the noteholders.

As of year-end, no conversion had occurred. The notes were evaluated under ASC 815 and ASC 470-20 for embedded features, and no bifurcation or beneficial conversion feature was identified.

The estimated fair value of the convertible notes approximated the carrying value due to their short maturity and fixed conversion terms.

These notes are classified as liabilities in accordance with ASC 480 due to variable-share settlement obligations and are measured at amortized cost.

8.   RELATED PARTY TRANSACTIONS

The Company has loans from its key employees to secure working capital amounting to $576,525 as of both December 31, 2024, and December 31, 2023. Accrued interest amounted to $144,131 and $115,305 as of December 31, 2024 and December 31, 2023, respectively. This loan bears 5% interest per annum starting January 1, 2020, and has no fixed maturity.

As of December 31, 2024 and December 31, 2023 convertible debt issued to shareholders, with accrued interest, amounted to $220,000 and $175,000, respectively.

9.   INCOME TAXES

The provision for income taxes for the years ended December 31, 2024 and December 31, 2023 consists of the following:

As of Year Ended December 31,		2024		2023
Net Operating Loss	$	(434,473)	$	(452,205)
Valuation Allowance		434,473		452,205
Net Provision for income tax	**$**	**-**	**$**	**-**

Significant components of the Company's deferred tax assets and liabilities on December 31, 2024 and December 31, 2023 are as follows:

As of Year Ended December 31,		2024		2023
Net Operating Loss	$	(4,488,494)	$	(4,054,021)
Valuation Allowance		4,488,494		4,054,021
Total Deferred Tax Asset	**$**	**-**	**$**	**-**

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2024. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2024, the Company had federal cumulative net operating loss ("NOL") carryforwards of $16,321,795. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, the Company had no accrued interest and penalties related to uncertain tax positions.

10. COMMITMENTS AND CONTINGENCIES

Operating leases

The Company has no long-term leases in place and all lease terms are on a short-term basis. Rent expenses were in the amount of $82,294 and $80,738 as of December 31, 2024 and December 31, 2023, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations.

Litigation and Claims

Since 2022, the Company has disputed $1,223,030 in digital advertising invoices from a vendor, with the Company citing material misrepresentations in the digital campaigns' performances. The Company and vendor have sought a reasonable settlement, though no such agreement has been reached. The vendor has not pursued legal action to date, but the Company remains prepared to defend itself and assert counterclaims if proceedings are initiated.

In Q1 2023, the Company received a demand letter related to a $317,932 insurance claim tied to defective products supplied by a former Chinese vendor. The Company withheld payment after discovering unauthorized design changes and product defects that led to customer complaints and an FDA order barring the Company from accepting further products from the vendor. A settlement agreement in principle was reached between the parties for a fraction of the demanded amount, but the Company withdrew after identifying inconsistencies in the agreement. There has been no further communication between the parties since February 2025. The Company intends to vigorously defend against any future claims and pursue counterclaims related to product defects and associated damage. While the matter remains open, no recent activity has occurred. The Company has not accrued any liability and believes the likelihood of loss is not probable, and the loss cannot be reasonably estimated due to uncertainty around enforceability and counterclaims.

In August 2023, a vendor issued a demand for $124,954.50, which the Company disputes as exceeding the agreed scope of work. The Company's efforts to negotiate were unsuccessful, and the claim was referred to a collection agency, which contacted the Company repeatedly over a short period. No further contact has been made since September 2023. While the matter remains open, the Company is prepared to defend itself if legal action is initiated.

In Q1 2025, the Company received a demand from a vendor for $332,462.50 plus $23,549.43 in interest, alleging breach of a promissory note related in part to clinical studies that were never conducted. The Company disputes the claim, citing a mutual understanding that payment would be deferred until certain fundraising milestones—still unmet—were achieved. Additionally, per the agreement, the deposits towards future clinical studies were to be returned to the

Company in the event that the studies were not conducted. The Company intends to vigorously defend itself if legal action is pursued.

As of the date of this report, no accounting entries have been made to recognize this charge or any potential liability in the financial statements due to the ongoing dispute.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2024, through July 11, 2025, which is the issuance date of these financial statements.

On March 31, 2025, the Company performed the conversion of $220,000 in convertible notes into Class A voting shares. On the same date, the Company performed the conversion of a promissory note with a principal amount of $576,525 and accrued interest of $151,337 (as of December 31, 2024) into Class A voting shares.

The Company completed a Regulation Crowdfunding (Reg CF) offering on the DealMaker platform, resulting in gross proceeds of $203,314 and the issuance of 39,179 non-voting Class B shares.

A separate convertible note crowdfunding round was also completed on the DealMaker platform, yielding net proceeds of $217,434. These notes are convertible, including a 10% premium, into non-voting Class B shares at any time prior to September 1, 2026, or automatically upon a future Series A financing round.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The Company has a net loss of $1,579,900 an accumulated deficit of $16,321,795, an operating cash flow loss of $1,804,713, and liquid assets in cash of $41,626. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued depends upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amount of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

SUBSCRIPTION AGREEMENT

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "**ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

Fisher Wallace Laboratories, Inc.
630 Flushing Avenue – Box 104
Brooklyn, NY 11206

Ladies and Gentlemen:

The undersigned (hereafter referred to as "**Subscriber**") hereby irrevocably offers to purchase shares of Class B Non-Voting Common Stock (the "**Securities**") of Fisher Wallace Laboratories, Inc., a Corporation organized under the laws of Delaware (the "**Company**"), for $11.21 per share, plus a three and one-half percent (3.5%) investor processing fee (the "**Investor Processing Fee**"), which amount, when and if accepted by the Company, will constitute the payment by Subscriber of the purchase price for the Securities (the "**Purchase Price**").

Subscriber understands that the Securities are being offered pursuant to Section 4(a)(6) of the Act and Regulation Crowdfunding under the Act ("**Regulation Crowdfunding**") and without registration of the Securities under the Act through the Form C Regulation Crowdfunding Offering Circular dated January 30, 2026 (this "**Offering**") and its exhibits as filed with the Securities and Exchange Commission (the "**SEC**") on January 30, 2026 (collectively, the "**Offering Circular**"). The Company will accept tenders of funds to purchase the Securities. The total consideration of this Offering is up to $2,587,498.09 (including the Investor Processing Fees). The Company is offering up to 223,015 shares of the Securities. The maximum investment in the Offering by Subscriber is $129,656.26 (including the Investor Processing Fees).

The minimum target offering is $103,504.56 (the "**Target Amount**"). This Offering is being conducted on a best-efforts basis and the Company must reach its Target Amount by February 19, 2026 (the "**Offering Deadline**"). Unless the Company raises at least the Target Amount under this Offering by the Offering Deadline, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

1. **Subscription.** Subject to the terms and conditions hereof and the provisions of the Offering Circular, Subscriber hereby subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. Subscriber understands and acknowledges that the subscription may not be revoked within the 48-hour period prior to a Closing (as defined below). Subscriber acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "**Subscription Agreement**").

2. **Acceptance of Subscription and Issuance of Securities.** It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to Subscriber at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. **The Closing.** The closing of the purchase and sale of the Securities (the "**Closing**") shall take place at such time and place as the Company may determine. Once the conditions for a Closing have been met, the Company may hold additional Closings.

4. **Payment for Securities.**

   a. Payment for the Securities shall be received by Enterprise Bank (the "**Escrow Agent**") from Subscriber by payment of immediately available funds or other means approved by the Escrow Agent prior to the Offering campaign deadline, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. Subscriber shall receive notice and evidence of the digital entry of the number of the Securities owned by Subscriber reflected on the books and records of the Company under Subscriber's name as recorded by an SEC registered transfer agent as designated by the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

   b. **Transfers upon challenged transactions.** In the event Subscriber challenges the payment of any amount hereunder for any reason or by any means, including but not limited to through a credit card dispute resolution process, and receives reimbursement of any amount after the Securities are issued, Subscriber agrees that it consents to the transfer of the Securities relating to such challenge to Intermediary or any affiliate thereof and hereby instructs the Company that such transfer be made to the order of Intermediary without any further action by Subscriber or the payment of any fee therefor.

5. **Representations and Warranties of the Company.** As of each Closing, the Company represents and warrants that:

   a. The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted. Notwithstanding the foregoing, the Company represents and agrees that it will comply with the shareholder communications, notice and proxy provisions of Delaware.

   b. The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Offering Circular   .

   c. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

d. Assuming the accuracy of Subscriber's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except: (i) for such filings as may be required under Regulation Crowdfunding, or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. **Representations and Warranties of Subscriber.** Subscriber hereby represents and warrants to and covenants with the Company that:

   a. *General.*

      i. Subscriber has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by Subscriber hereunder, and such purchase will not contravene any law, rule or regulation binding on Subscriber or any investment guideline or restriction applicable to Subscriber.

      ii. Subscriber is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

      iii. Subscriber will comply with all applicable laws and regulations in effect in any jurisdiction in which Subscriber purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which Subscriber is subject or in which Subscriber makes such purchases or sales, and the Company shall have no responsibility therefor.

      iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, Subscriber has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

   b. *Information Concerning the Company.*

      i. Subscriber has reviewed a copy of the Offering Circular. With respect to information provided by the Company, Subscriber has relied solely on the information contained in the Offering Circular to make the decision to purchase the Securities.

ii.   Subscriber understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Offering Circular and in this Subscription Agreement. Subscriber represents that it is able to bear any and all loss associated with an investment in the Securities.

iii.   Subscriber confirms that it is not relying and will not rely on any communication (written or oral) of the Company, or DealMaker Securities LLC ("**Intermediary**"), or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Offering Circular or otherwise by the Company, Intermediary or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, Intermediary nor any of their respective affiliates is acting or has acted as an advisor to Subscriber in deciding to invest in the Securities. Subscriber acknowledges that neither the Company, Intermediary nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining Subscriber's authority or suitability to invest in the Securities.

iv.   Subscriber is familiar with the business and financial condition and operations of the Company, all as generally described in the Offering Circular. Subscriber has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v.   Subscriber understands that, unless Subscriber notifies the Company in writing to the contrary at or before the Closing, each of Subscriber's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by Subscriber.

vi.   Subscriber acknowledges that the Company has the right in its sole and absolute discretion to abandon this offering at any time prior to the completion of the offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to Subscriber.

vii.   Subscriber understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

viii.   Subscriber acknowledges that it has up to 48 hours before any closing and issuance of Securities to cancel the purchase and get a full refund. Subscriber understands that Closings may occur on a "rolling" basis, and that after any such "rolling" Closing, information may become available that would affect Subscriber's investment decision, but that once a Closing occurs, no refund may occur.

ix. Subscriber acknowledges that it has read the educational materials on the landing page, and has been informed of its right to cancel the investment up to 48-hours prior to the Offering Deadline; however, once the Subscription Agreement is accepted by the Company there is no cancellation right.

x. Subscriber acknowledges that there may be promoters engaged in promotional activities on behalf of the Company for this Offering. In the case that there are any communications from promoters, look for disclosures in all communications regarding the receipt of compensation.

xi. Subscriber acknowledges that it has been informed of the compensation that DealMaker Securities LLC and affiliates receive in connection with the sale of Securities in this Offering and the manner in which it is received.

xii. By submitting this payment, Subscriber hereby authorizes DealMaker to charge the designated payment method for the investment amount indicated. Subscriber understands this investment is subject to the terms of the Offering and its associated rules and investor protections. Subscriber understands it is not a purchase of goods or services. Subscriber acknowledges that this transaction is final and non-refundable, unless otherwise stated or required, and represents an investment subject to risk, including loss. Subscriber confirms that her/she/it has reviewed the Offering Circular and agrees not to dispute this charge with the bank or card issuer, so long as the transaction corresponds to the agreed terms and disclosures.

c. **No Guaranty.**

i. Subscriber confirms that the Company has not: (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to Subscriber regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, Subscriber is not relying on the advice or recommendations of the Company and Subscriber has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for Subscriber.

d. **Status of Undersigned.**

i. Subscriber has such knowledge, skill, and experience in business, financial, and investment matters that Subscriber is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of Subscriber's own professional advisors, to the extent that Subscriber has deemed appropriate, Subscriber has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. Subscriber has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and Subscriber is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e. **Restrictions on Transfer or Sale of Securities.**

i.   Subscriber is acquiring the Securities solely for Subscriber's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. Subscriber understands that the Securities have not been registered under the Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of Subscriber and of the other representations made by Subscriber in this Subscription Agreement. Subscriber understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii.   Subscriber understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Act and the rules thereunder, provide in substance that Subscriber may dispose of the Securities only pursuant to an effective registration statement under the Act, an exemption therefrom or as further described in Rule 501 of Regulation Crowdfunding, after which certain state restrictions may apply. Subscriber understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Act. Even when the Securities become freely transferable, a secondary market in the Securities may not develop. Consequently, Subscriber understands that Subscriber must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. Subscriber agrees that Subscriber will not sell, assign, pledge, give, transfer, or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation Crowdfunding.

f.   *Uncertificated Shares.*

i.   Subscriber acknowledges that the Company is authorized to issue uncertificated shares, and hereby waives Subscriber's right to receive a stock certificate representing the securities and consents and agrees to the issuance of uncertificated shares.

7. **Conditions to Obligations of Subscriber and the Company.** The obligations of Subscriber to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to each Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of Subscriber contained in Section 6 hereof shall be true and correct as of each Closing in all respects with the same effect as though such representations and warranties had been made as of that Closing.

8. **Obligations Irrevocable.** Following each Closing, the obligations of Subscriber shall be irrevocable.

9. **Waiver, Amendment.** Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged, or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge, or termination is sought.

10. **Assignability.** Neither this Subscription Agreement nor any right, remedy, obligation, or liability arising hereunder or by reason hereof shall be assignable by either the Company or Subscriber without the prior written consent of the other party.

11. **Waiver of Jury Trial.** SUBSCRIBER IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

12. **Submission to Jurisdiction.** With respect to any suit, action, or proceeding relating to any offers, purchases, or sales of the Securities by Subscriber ("**Proceedings**"), Subscriber irrevocably submits to the jurisdiction of the federal or state courts located in Brooklyn, New York, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

13. **Governing Law.** This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

14. **Section and Other Headings.** The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

15. **Counterparts.** This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

16. **Notices.** All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	630 Flushing Avenue – Box 104 Brooklyn, NY 11206 **Attention: Chief Executive Officer**
If to the Purchaser:	**Name:** *as stated in signature pages below* **E-mail***: as stated in signature pages below*

17. **Binding Effect.** The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors, and assigns.

18. **Survival.** All representations, warranties, and covenants contained in this Subscription Agreement shall survive: (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents, and instruments described in the Offering Circular which are not material or which are to the benefit of Subscriber and (iii) the death or disability of Subscriber.

19. **Notification of Changes.** Subscriber hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of Subscriber contained in this Subscription Agreement to be false or incorrect.

20. **Severability.** If any term or provision of this Subscription Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

[*Signature Page Follows*]

Fisher Wallace Laboratories, Inc.

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Class B Common Stock of Fisher Wallace Laboratories, Inc. by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

Number of securities: **Class B Common Stock**
Aggregate Subscription Price: **$0.00 USD**

(Name of Subscriber)

TYPE OF OWNERSHIP:

If the Subscriber is individual: If the Subscriber is not an individual:

By:
(Authorized Signature)

☐ Individual

☐ Joint Tenant

(Official Capacity or Title, if the Subscriber is not an individual)

☐ Tenants in Common

☐ Community Property

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

If interests are to be jointly held:

Name of the Joint Subscriber:

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Social Security Number of the Joint Subscriber:

Check this box if the securities will be held in a custodial account: ☐

Taxpayer Identification Number

Type of account:

(Telephone Number)

EIN of account:

(Offline Investor)
(E-Mail Address)

Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

**Fisher Wallace
Laboratories, Inc.**

By:

Authorized Signing Officer

CANADIAN ACCREDITED INVESTOR CERTIFICATE

TO: Fisher Wallace Laboratories, Inc. (the "**Corporation**")

The Investor hereby represents, warrants and certifies to the Corporation that the undersigned is an "Accredited Investor" as defined in Section 1.1 of National Instrument 45-106. The Investor has indicated below the criteria which the Investor satisfies in order to qualify as an "Accredited Investor".

The Investor understands that the Corporation and its counsel are relying upon this information in determining to sell securities to the undersigned in a manner exempt from the prospectus and registration requirements of applicable securities laws.

The categories listed herein contain certain specifically defined terms. If you are unsure as to the meanings of those terms, or are unsure as to the applicability of any category below, please contact your legal advisor before completing this certificate.

In connection with the purchase by the undersigned Subscriber of the Purchased Class B Common Stock, the Subscriber hereby represents, warrants, covenants and certifies to the Corporation (and acknowledges that the Corporation and its counsel are relying thereon) that:

a. the Subscriber is, and at the Closing Time, will be, an "accredited investor" within the meaning of NI 45-106 or Section 73.3 of the Securities Act (Ontario), as applicable, on the basis that the undersigned fits within one of the categories of an "accredited investor" reproduced below beside which the undersigned has indicated the undersigned belongs to such category;

b. the Subscriber was not created or is not used, solely to purchase or hold securities as an accredited investor as described in paragraph (m) below; and

c. upon execution of this Schedule B by the Subscriber, including, if applicable, Appendix 1 to this Schedule B, this Schedule B shall be incorporated into and form a part of the Subscription Agreement.

(PLEASE CHECK THE BOX OF THE APPLICABLE CATEGORY OF ACCREDITED INVESTOR)

☐ (a) a Canadian financial institution, or a Schedule III bank;

☐ (b) the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);

☐ (c) a subsidiary of any Person referred to in paragraphs (a) or (b), if the Person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

(d) a Person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a Person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐ (e) an individual registered under the securities legislation of a jurisdiction of Canada as a representative of a Person referred to in paragraph (d);

☐ (e.1) an individual formerly registered under the securities legislation of a jurisdiction of Canada, other than an individual formerly registered solely as a representative of a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐ (f) the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada;

☐ (g) a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l'île de Montréal or an intermunicipal management board in Québec;

☐ (h) any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;

☐ (i) a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;

☐   (j)   an individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds CAD$1,000,000;

☐   (j.1)   an individual who beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds CAD$5,000,000;

        (k.1)   an individual whose net income before taxes exceeded CAD$200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded CAD$300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;

        (k.2)   Net income before taxes combined with your spouse's was more than CAD $300,000 in each of the 2 most recent calendar years, and their combined net income before taxes is expected to be more than CAD $300,000 in the current calendar year

☐   (l)   an individual who, either alone or with a spouse, has net assets of at least CAD$5,000,000;

☐   (m)   a Person, other than an individual or investment fund, that has net assets of at least CAD$5,000,000 as shown on its most recently prepared financial statements and that has not been created or used solely to purchase or hold securities as an accredited investor;

☐   (n)   an investment fund that distributes or has distributed its securities only to (i) a Person that is or was an accredited investor at the time of the distribution, (ii) a Person that acquires or acquired securities in the circumstances referred to in sections 2.10 (Minimum amount investment) and 2.19 (Additional investment in investment funds) of NI 45-106, or (iii) a Person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 (Investment fund reinvestment) of NI 45-106;

☐   (o)   an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt;

☐   (p)   a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;

        (q)   a Person acting on behalf of a fully managed account managed by that Person, if that Person (i) is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and (ii) in Ontario, is purchasing a security that is not a security of an investment fund;

☐   (r)   a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;

☐   (s)   an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function;

☐   (t)   a Person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are Persons that are accredited investors;

☐   (u)   an investment fund that is advised by a Person registered as an adviser or a Person that is exempt from registration as an adviser;

        (v)   a Person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as (i) an accredited investor, or (ii) an exempt purchaser in Alberta or Ontario; or

☐   (w)   a trust established by an accredited investor for the benefit of the accredited investor's family members of which a majority of the trustees are accredited investors and all of the beneficiaries are the accredited investor's spouse, a former spouse of the accredited investor or a parent, grandparent, brother, sister, child or grandchild of that accredited investor, of that accredited investor's spouse or of that accredited investor's former spouse.

(x)   in Ontario, such other persons or companies as may be prescribed by the regulations under the Securities Act (Ontario).

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

Definitions for Accredited Investor Certificate

As used in the Accredited Investor Certificate, the following terms have the meanings set out below:

a. "**Canadian financial institution**" means (i) an association governed by the *Cooperative Credit Associations Act* (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or (ii) a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;

b. "**entity**" means a company, syndicate, partnership, trust or unincorporated organization;

c. "**financial assets**" means cash, securities, or any a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

d. "**fully managed account**" means an account of a client for which a Person makes the investment decisions if that Person has full discretion to trade in securities for the account without requiring the client's express consent to a transaction;

e. "**investment fund**" means a mutual fund or a non-redeemable investment fund, and, for greater certainty in Ontario, includes an employee venture capital corporation that does not have a restricted constitution, and is registered under Part 2 of the *Employee Investment Act* (British Columbia), R.S.B.C. 1996 c. 112, and whose business objective is making multiple investments and a venture capital corporation registered under Part 1 of the *Small Business Venture Capital Act* (British Columbia), R.S.B.C. 1996 c. 429 whose business objective is making multiple investments;

f. "**mutual fund**" means an issuer whose primary purpose is to invest money provided by its security holders and whose securities entitle the holder to receive on demand, or within a specified period after demand, an amount computed by reference to the value of a proportionate interest in the whole or in part of the net assets, including a separate fund or trust account, of the issuer;

g. "**non-redeemable investment fund**" means an issuer,
    A. whose primary purpose is to invest money provided by its securityholders,
    B. that does not invest,
        i. for the purpose of exercising or seeking to exercise control of an issuer, other than an issuer that is a mutual fund or a non-redeemable investment fund, or
        ii. for the purpose of being actively involved in the management of any issuer in which it invests, other than an issuer that is a mutual fund or a non-redeemable investment fund, and
    C. that is not a mutual fund;

h. "**related liabilities**" means liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets and liabilities that are secured by financial assets;

i. "**Schedule III bank**" means an authorized foreign bank named in Schedule III of the Bank Act (Canada);

j. "**spouse**" means an individual who (i) is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual, (ii) is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or (iii) in Alberta, is an individual referred to in paragraph (i) or (ii), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and

k. "**subsidiary**" means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

In NI 45-106 a Person or company is an affiliate of another Person or company if one of them is a subsidiary of the other, or if each of them is controlled by the same Person.

In NI 45-106 a Person (first Person) is considered to control another Person (second Person) if (a) the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation, (b) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, or (c) the second Person is a limited partnership and the general partner of the limited partnership is the first Person.

RISK ACKNOWLEDGEMENT FORM (FORM 45-106F9)

Form for <u>Individual</u> Accredited Investors

WARNING! This investment is risky. Do not invest unless you can afford to lose all the money you pay for this investment.

Section 1 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER		
1. About your investment		
Type of Securities: Class B Common Stock	Issuer: Fisher Wallace Laboratories, Inc. (the "Issuer")	
Purchased from: The Issuer		
Sections 2 to 4 – TO BE COMPLETED BY THE PURCHASER		
2. Risk acknowledgement		
This investment is risky. Initial that you understand that:		**Your Initials**
Risk of loss – You could lose your entire investment of $		
Liquidity risk – You may not be able to sell your investment quickly – or at all.		
Lack of information – You may receive little or no information about your investment.		
Lack of advice – You will not receive advice from the salesperson about whether this investment is suitable for you unless the salesperson is registered. The salesperson is the person who meets with, or provides information to, you about making this investment. To check whether the salesperson is registered, go to www.aretheyregistered.ca.		
3. Accredited investor status		
You must meet at least one of the following criteria to be able to make this investment. Initial the statement that applies to you. (You may initial more than one statement.) The person identified in section 6 is responsible for ensuring that you meet the definition of accredited investor. That person, or the salesperson identified in section 5, can help you if you have questions about whether you meet these criteria.		**Your Initials**
• Your net income before taxes was more than CAD$200,000 in each of the 2 most recent calendar years, and you expect it to be more than CAD$200,000 in the current calendar year. (You can find your net income before taxes on your personal income tax return.)		
• Your net income before taxes combined with your spouse's was more than $300,000 in each of the 2 most recent calendar years, and you expect your combined net income before taxes to be more than CAD$300,000 in the current calendar year.		
• Either alone or with your spouse, you own more than CAD$1 million in cash and securities, after subtracting any debt related to the cash and securities.		
• Either alone or with your spouse, you have net assets worth more than CAD$5 million. (Your net assets are your total assets (including real estate) minus your total debt.)		
4. Your name and signature		
By signing this form, you confirm that you have read this form and you understand the risks of making this investment as identified in this form.		
First and Last Name (please print):		
Signature:		
Date:		
Section 5 – TO BE COMPLETED BY THE SALESPERSON		
5. Salesperson information		
First and Last Name of Salesperson (please print):		
Telephone:	Email:	
Name of Firm (if registered):		

Section 6 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER
6. For more information about this investment
For more information about this investment / the Issuer: Company Name: **Fisher Wallace Laboratories, Inc.** Address: , , , Contact: Email: Telephone: **For more information about prospectus exemptions, contact your local securities regulator. You can find contact information at www.securities-administrators.ca.**

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;
a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor’s spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor’s principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

                                                      By:

                                                          (Signature)

                                                      Name:

                                                      (If signing on behalf of entity)

                                                      Title:

                                                      (If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:
1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

By submitting this payment, I hereby authorize DealMaker to charge my designated payment method for the investment amount indicated. I understand this investment is subject to the terms of the offering and its associated rules and investor protections. I understand it is not a purchase of goods or services. I acknowledge that this transactior is final, non-refundable unless otherwise stated or required, and represents an investment subject to risk, including loss. I confirm that I have reviewed all offering documents and agree not to dispute this charge with my bank or card issuer, so long as the transaction corresponds to the agreed terms and disclosures.

DATED:

INVESTOR:

(Print Full Name of Investor)

By:

(Signature)

Name of Signing Officer (if Entity):

Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

<center>**<u>Self-Certification of Trustee</u>**</center>

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in Fisher Wallace Laboratories, Inc.'s offering.

I certify that:

1. I, , am the trustee of the ("Trust") (the "**Trustee**")

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in Fisher Wallace Laboratories, Inc.'s offering;

3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust ("**Trust Investment**").

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature: